Moving Ahead



SUPERIOR
ENERGY SERVICES, INC.

Moving Ahead


GULFST

International Code Flags

International code flags, also called signaling flags, utilize different colors, shapes and markings to communicate from ship-to-ship or ship-to-shore:



I am moving ahead.



I am going to communicate.



SPN
(Ticker symbol for Superior Energy Services)

Financial Highlights

(In millions, except per share amounts and employee totals)	**2003**	2002	2001	2000
Revenues	**$ 500.6**	$ 443.1	$ 449.0	$ 257.5
Gross Profit	**211.0**	184.8	211.7	109.9
Income from Operations	**67.3**	57.0	105.0	43.4
Net Income	**30.5**	21.9	53.8	18.3
Diluted Earnings Per Share	**0.41**	0.30	0.77	0.28
Cash Flows from Operations	**$ 100.2**	$ 87.3	$ 89.3	$ 30.6
Capital Expenditures	**50.2**	104.5	83.9	58.3
Depreciation and Amortization	**48.9**	41.6	33.4	22.3
Cash and Cash Equivalents	**$ 19.8**	$ 3.5	$ 3.8	$ 4.3
Current Assets	**165.8**	129.6	135.5	88.8
Total Assets	**832.9**	727.6	665.5	430.7
Current Liabilities	**104.2**	68.6	78.9	53.7
Long-Term Debt, Less Current Portion	**255.5**	256.3	269.6	146.4
Stockholders' Equity	**368.1**	335.3	269.6	206.2
Number of Employees	**3,200**	3,500	3,300	2,500

At-a-Glance

Well Intervention Group The group provides traditional production-related life of property services such as cased-hole logging (electric line); coiled tubing; hydraulic drilling and workover; mechanical wireline; pumping and stimulation; rigless workover; well control; well performance, testing and evaluation; rigless plug and abandonment; and decommissioning and removal of properties and structures. SPN Resources was formed in early 2003 to acquire, operate and produce mature Gulf of Mexico properties no longer deemed economically attractive by current owners. These properties are typically in steep production decline, warrant intervention to maintain, increase or extend production, and often involve substantial plug and abandonment and removal liabilities.

Marine Services Superior owns and operates the largest and most diverse fleet of liftboats in the world. Of the Company's 53 liftboats, 42 are available to support Superior's Well Intervention Group or service third-party offshore projects such as construction support, heavy lifts and pipeline tie-ins.

Rental Tools Superior is a leading supplier of rental tools used to support drilling and production-related projects. Superior owns a wide range of specialized tools that are rented, manufactured or sold based on project needs. These tools include connecting iron, drill pipe, stabilizers and hole openers, handling tools, on-site accommodations, pressure control equipment and specialty tubular goods.

Other Oilfield Services Superior's other oilfield services include dockside and offshore environmental cleaning services, waste management services, oil spill containment products and specialized drilling equipment. In addition, Superior provides a broad range of platform and field management services for the offshore and onshore oil and gas industry, including property management, engineering services, operating labor, transportation, tools and supplies, technical supervision, maintenance, supplemental personnel and logistics services.

Please see page 12 for information about the* Superior Champion *featured on the front cover.

Letter to Shareholders

Dear Fellow Shareholders:

Despite a domestic offshore market that never improved over 2002, we attained record revenue of $500.6 million, net income of $30.5 million, earnings per share of $0.41 and EBITDA (earnings before interest, taxes, depreciation and amortization)[1] of $117.2 million. Free cash flow[2] increased to $44.4 million and our debt-to-EBITDA ratio[3] improved to 2.30 as compared to 2.74 at year end 2002. Highlights of the year included the following:

- In August 2003, we acquired Premier Oilfield Services, an Aberdeen, Scotland-based provider of rental tools. Premier is our first significant international acquisition and will serve as a gateway to rental markets in the North Sea, Continental Europe, the Former Soviet Union, the Middle East and West Africa.
- In December 2003, we made our first oil and gas property acquisition.
- Our rental tools segment set a quarterly record for revenue and EBITDA during the third quarter.
- Our subsidiary Wild Well Control, one of the industry's most highly regarded well firefighting companies, provided equipment and personnel to support well control efforts prior to and during the war in Iraq.
- Our safety statistics improved once again as we lowered our lost time incident rate by 42 percent and our total recordable incident rate by 14 percent over 2002. These statistics have a direct impact on labor and insurance costs.

Our year-over-year revenue and earnings growth was due largely to continued international expansion, primarily in the rental tools segment. Overall, international revenue grew from $39 million in 2002 to $57 million in 2003, a 45 percent increase. International expansion will continue to be an important strategy as most of our assets are currently concentrated in the shallow water Gulf of Mexico.

The year was marked by uncertainty and conservative investment by our Gulf of Mexico customers. High commodity prices and a growing U.S. economy notwithstanding, energy producers – possibly more focused on capital returns than reserve enhancement – continued to exercise restraint in the amount of capital they deployed to find and develop oil and gas properties. Other often-mentioned reasons for this lack of reinvestment include concerns



Superior is growing its presence in a number of locations throughout the world. Countries adjacent to these offshore regions include Australia, Canada, Former Soviet Union, Mexico, Nigeria, Trinidad, United States and Venezuela. Superior is also expanding into offshore regions near Continental Europe and the Middle East.



over the sustainability of high commodity prices, U.S. and global economic uncertainties in the face of war and terrorism, and the quality and quantity of oil and gas exploration prospects. As a consequence, production levels and reserve replacement decreased for many energy producers.

Given these market conditions, our Gulf of Mexico production-related service business was characterized by short periods of high activity followed by longer periods of reduced utilization. For instance, our liftboat fleet did not exceed 70 percent utilization for any quarter in 2003. Gulf of Mexico drilling-related activity, a driver of some of our rental tools businesses, actually decreased as the average number of drilling rigs working offshore declined to 108 in 2003, down from an average of 113 in 2002.

Cognizant of the lack of growth in the shallow water Gulf of Mexico market over the past 18 to 24 months, we are moving ahead with two other strategies that we believe will absorb overcapacity and increase shareholder value. First, we intend to export our domestic business plan to international markets that offer opportunities for services, rentals and liftboats, and are similar to the northern Gulf of Mexico – mature shallow water oil and gas basins such as Mexico, Venezuela and Trinidad. Secondly, we will drive domestic utilization of our assets by operating and exploiting northern Gulf of Mexico oil and gas properties acquired by our subsidiary SPN Resources. Both of these strategies are more fully discussed later in this annual report.

At this point, we do not believe our strategic plans require significant investment. We project $50 million in capital expenditures in 2004, most of which is earmarked for expansion of our rental tools segment. We expect to spend $12 million in maintenance capital expenditures.

Each year we make presentations at several investor conferences, host quarterly conference calls and periodically visit with shareholders and interested investors around the country. In this year's annual report, we thought it might be helpful to share with you some of the most frequently asked questions we receive and the answers we provide.

In conclusion, we want to thank you for your support. We will continue to focus on strategies that create value and offer our customers best in class services and products at the highest levels of safety and quality.

Respectfully,



Terence Hall
Chairman of the Board
President and Chief Executive Officer

[1] Earnings before interest, taxes, depreciation and amortization ("EBITDA"), which is not a measure of financial performance under generally accepted accounting principles ("a non-GAAP measure"), is the sum of net income, net interest, income taxes and depreciation and amortization less other income.

[2] Free cash flow, a non-GAAP measure, is the sum of net income, depreciation and amortization and deferred tax expense less capital expenditures.

[3] Debt-to-EBITDA, a non-GAAP measure, is total debt divided by EBITDA for the trailing 12 months.

Note: The reconciliation for these measures is provided on the Company's website at www.superiorenergy.com.

Gulf of Mexico





What is happening in Superior's core Gulf of Mexico market?

Market conditions that would lead many to believe Gulf of Mexico business conditions would improve – strong and stable commodity prices, a strengthening U.S. and global economy and declining U.S. natural gas production – neither materialized nor translated into an upswing in activity. Rather, energy producers remained conservative in their exploration and production spending relative to historical levels. This was particularly the case in the Gulf of Mexico where activity, as measured by the drilling rig count, decreased slightly from 2002 levels.

Historically, energy producers reinvested more than 90 percent of their cash flows into exploration and developing reserves. In 2003, it is estimated that publicly traded energy producers only reinvested approximately 65 percent of their cash flows. Clearly, the old adage that energy producers' cash flows are a good predictor of service company revenue no longer holds true.

Has the shallow water Gulf of Mexico reached the end of its life cycle?

No. The shallow water Gulf of Mexico obviously still has economically viable prospects, as evidenced by the bidding total in the March 2004 Central Gulf of Mexico Lease Sale; increasing access to capital for producers; and increasing sales of properties from major to independent producers. Although the stage is clearly set for an increase in activity, rather than wait for that event, we are pursuing other opportunities to make us less dependent on shallow water Gulf of Mexico activity. To that end, we have embarked on a strategy to increase our domestic utilization through SPN Resources, and increase our utilization worldwide by exporting our business model to markets that mimic the Gulf of Mexico.

SPN Resources





Will the growth of SPN Resources help offset changing market conditions in the Gulf of Mexico?

Yes, it has the potential to offset cyclical downturns and the seasonal weakness that typically occurs in winter months by allowing us to work for ourselves whenever it is expedient. The objective is to use our production-related services, rentals and liftboats to maintain, extend and enhance production, and at the end of a property's economic life, use these same assets to abandon and decommission the property... at an opportunistic time.

What is the profile of a typical property you are seeking?

The typical property profile for SPN Resources is a large, old, prolific shallow water field where production is in sharp decline, the lease operating expense is high, facilities are in need of repair, and production enhancement opportunities exist but have been ignored. Fields or properties of this type require many, if not all, of the services, tools, disciplines and techniques in which we specialize, including their delivery by our liftboats.

How can you create economic value by acquiring properties?

There are three primary ways we can create value:

Increase production. By utilizing our in-house well intervention services, disciplines and innovations we can restore, maintain and/or extend production from existing wells.

Lower the lease operating expense (LOE). We look to drive down lease operating expenses by utilizing our proven bundled services approach, which involves using our well intervention assets, cross-trained crews and rental tools delivered by our liftboats to perform multiple intervention, maintenance or exploitation projects at one time. This is possible because our well intervention services are highly centralized, bringing efficiencies to our operating properties.

Abandon and decommission properties. Our objective is to execute the abandonment and decommissioning work efficiently by addressing the problem in innovative, creative ways not typically employed by the prior operator. For example, by working on several properties (acquired from different owners) simultaneously, we eliminate the substantial mobilization and demobilization costs that are normally part of the total cost of abandoning properties on an individual basis. In essence, we can spread one mobilization cost and one demobilization cost among a group of properties.

Perhaps more importantly, this type of work can be planned in advance and commenced on short notice to relieve temporary or seasonal low utilization levels.

International Expansion





What markets do you plan to enter, and which products and services do you intend to offer?

The most attractive markets are those that will involve liftboats, rental tools and well intervention services. Currently, these are – based on proximity to our core markets, near term drilling and production spending, and social, political and economic compatibilities – Mexico, Trinidad and Venezuela.

We are also looking to bring liftboats and rental tools to West Africa and the Middle East, and rental tools to the North Sea and the Former Soviet Union.

What is the biggest challenge to your international expansion efforts?

Our international efforts are primarily focused on delivering our proven bundled service strategy. While the concept has been successfully proven and embraced by energy producers in the northern Gulf of Mexico, it is a new way of doing business in other areas. Our challenge, therefore, is to convince international energy producers that our proven operational approach and methodology is effective in addressing long-term production-related needs.

Innovations




SUPERIOR
CoilTAC
SUPERIOR
FLOW LINE PRESSURE







World Record

The CoilTAC™ Thruster set a world record for the longest single continuous subsea pipeline intervention at 14,800 feet. This record remediation took place in 1,177 feet of water, with an average washing speed of 10 feet per minute, as we attacked sand, scale and asphaltines in the pipeline.

Much has been made about technology and innovation in the oil services industry. What is Superior doing to bring additional value to its customers in these areas?

We have introduced two products that we believe will add value to our customers' production-enhancement solutions.

CoilTAC™ Our new CoilTAC technology is a cost-effective method of enhancing deliverability of production and is particularly useful in remediating flow assurance problems associated with the deepwater areas of the Gulf of Mexico.

In the past, the typical method used to restore deliverability when production was restricted or halted due to pipeline blockage was to pump chemicals into the obstruction and cut the pipeline to clean short intervals usually no greater than 5,000 feet. The CoilTAC system is capable of cleaning pipelines at much greater distances (15,000 feet or more) from a single point, even through a bend radius as small as five times the diameter of the pipeline.

SILS We introduced our innovative Subsea Intervention Lubricator System (SILS) in 2002 to provide our well intervention services riser-less access to subsea wells. Since the introduction of this technology we have successfully plugged and abandoned or re-completed numerous wells in water depths from 130 feet to 1,900 feet.

SILS continues to be refined and has recently completed its systems integration testing. It should be fully operational by the end of the first quarter of 2004.

Superior Champion



About the Cover

The deck of the *Superior Champion*, a 230-ft. class liftboat, is shown loaded with the bundled service package required to plug and abandon this SPN Resources-owned property in Mobile Bay. This was the first project ever performed on an SPN Resources-owned property.

Forward Looking Statements

In addition to historical information, the letter to stockholders, management's discussion and analysis and other portions of this report include certain forward-looking statements about the Company's future performance, growth opportunities, outlook, plans, alternatives, strategies, expectations and objectives. These statements are based on certain assumptions and analyses made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such forward-looking statements are subject to uncertainties that could cause the Company's actual results to differ materially from such statements. Such uncertainties include but are not limited to: the volatility of the oil and gas industry, including the level of offshore exploration, production and development activity; risks of acquiring mature oil and gas properties, including the risks incident to the operation of producing wells and making estimates of recoverable reserves and costs associated with discharging assumed plugging and abandonment liabilities; changes in competitive factors affecting the Company's operations; seasonality of the offshore industry in the Gulf of Mexico; risks of the Company's growth strategy, including the risks of rapid growth and the risks inherent in acquiring businesses; operating hazards, including the significant possibility of accidents resulting in personal injury, property damage or environmental damage; political, economic and other risks and uncertainties associated with international operations, the effect on the Company's performance of regulatory programs and environmental matters; the Company's dependence on certain customers; and the potential shortage of skilled workers. These and other uncertainties related to the business are described in detail in the Company's Annual Report on Form 10-K for the year ended December 31, 2003. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any of its forward-looking statements for any reason.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2003

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period From.........to........

Commission File No. 0-20310

SUPERIOR ENERGY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**75-2379388** *(I.R.S. Employer Identification No.)*
1105 Peters Road **Harvey, LA** *(Address of principal executive offices)*	**70058** *(Zip Code)*

Registrant's telephone number: (504) 362-4321

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $.001 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes X No___

The aggregate market value of the voting stock held by non-affiliates of the Registrant at June 30, 2003 based on the closing price on the New York Stock Exchange on that date was $525,743,000.

The number of shares of the Registrant's common stock outstanding on March 1, 2004 was 74,218,201.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information called for by Items 10, 11, 12, 13 and 14 of Part III will be included in an amendment to this Form 10-K or incorporated by reference from the Registrant's definitive proxy statement to be filed pursuant to Regulation 14A.

SUPERIOR ENERGY SERVICES, INC.
Annual Report on Form 10-K for
the Fiscal Year Ended December 31, 2003

TABLE OF CONTENTS

PART I

Items 1. & 2. Business and Properties

General

We are a leading provider of specialized oilfield services and equipment focused on serving the production-related needs of oil and gas companies in the Gulf of Mexico. We believe that we are one of the few companies in the Gulf of Mexico capable of providing most of the post wellhead products and services necessary to maintain offshore producing wells, as well as plug and abandonment services at the end of their life cycle. We believe that our ability to provide our customers with multiple services and to coordinate and integrate their delivery allows us to maximize efficiency, reduce lead-time and provide cost-effective solutions for our customers.

Over the past several years, we have significantly expanded the geographic scope of our operations and the range of production-related services we provide through both internal growth and strategic acquisitions. We have expanded our geographic focus to select international market areas and added complementary product and service offerings. Currently, we provide a full range of products and services for our customers, including well intervention services, marine services, rental tools and other oilfield services.

Operations

Well Intervention Services. We provide well intervention services that stimulate oil and gas production using platforms or liftboats rather than through the use of a drilling rig, which we believe provides a cost advantage to our customers. These services include coiled tubing, electric wireline, mechanical wireline, pumping and stimulation, artificial lift, well control, snubbing, recompletion, engineering and well evaluation services. We are the leading provider of mechanical wireline services in the Gulf of Mexico with approximately 180 offshore wireline units, 20 land wireline units and 11 dedicated liftboats configured specifically for wireline services. We also perform both permanent and temporary plug and abandonment services.

In 2003, we expanded our well intervention services to include acquiring mature, shallow water oil and gas properties in the Gulf of Mexico to provide our customers a cost-effective alternative to the decommissioning process. Once properties are acquired, we will develop and produce the remaining reserves and then plug and abandon the wells and decommission and abandon all well facilities. Our goal is to provide additional opportunities for our well intervention group and to expand our well intervention services from our traditional emphasis on plugging and abandoning wells to facility salvaging and decommissioning activities by using our liftboat fleet when possible. We hope to achieve our goals in this area by efficiently developing acquired reserves and performing decommissioning and abandonment work, lowering lease operating expenses and adding new reserves through well work. The intent is to partially offset the seasonal and cyclical nature of our business by scheduling work during slower periods. In December 2003, we acquired our first offshore properties, most of which are in water-depths accessible by our liftboat fleet.

Marine Services. We own and operate the largest and most diverse liftboat fleet in the world. A liftboat is a self-propelled, self-elevating work platform with legs, cranes and living accommodations. We believe that our liftboat fleet is highly complementary to our well intervention services. Our fleet consists of 53 liftboats, including 11 liftboats configured specifically for wireline services and 42 in our rental fleet with leg-lengths from 65 feet through 250 feet. All but one of our liftboats are currently operating in the Gulf of Mexico and represent approximately 24% of the liftboats located in the Gulf of Mexico. We currently have a 200-foot class liftboat under contract in Venezuela. We intend to reposition some of our larger liftboats to international market areas under long-term contracts as opportunities arise.

Rental Tools. We are a leading provider of rental tools in the Gulf of Mexico. We manufacture, sell and rent specialized equipment for use with offshore and onshore oil and gas well drilling, completion, production and workover activities. Through internal growth and acquisitions, we have increased the size and breadth of our rental tool inventory and now have 36 locations in all major staging points for offshore oil and gas activities in the Gulf of Mexico. We also have rental tool operations in Venezuela, Trinidad, Canada, the United Kingdom, the Netherlands and the Middle East with a limited inventory of rental tools for these market areas. Our rental tools include pressure control equipment, specialty tubular goods, connecting iron, handling tools, drill pipe, bolting equipment, tongs, power swivels and stabilizers. We also provide both land and offshore on-site accommodations through our rental tools segment.

Other Oilfield Services. We provide a broad range of platform and field management services to the offshore and onshore oil and gas industry, including property management, engineering services, operating labor, transportation, tools and supplies, technical supervision, maintenance, supplemental personnel, and logistics services. We currently provide property management services to approximately 120 offshore facilities in the Gulf of Mexico. We also provide non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry. We sell oil spill containment inflatable boom and ancillary storage, deployment and retrieval equipment. We also provide other services, including the manufacture and sale of specialized drilling rig instrumentation, electronic torque and pressure control equipment.

For additional industry segment financial information, see note 15 to our consolidated financial statements.

Customers

Our customers have primarily been the major and independent oil and gas companies operating on the U.S. continental shelf. In 2003, 2002 and 2001, sales to ChevronTexaco accounted for approximately 11%, 12% and 12% of our total revenue, respectively, primarily in the well intervention and other oilfield services segments. We do not believe that the loss of any one customer would have a material adverse effect on our revenues. However, our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers could have a material adverse effect on our business and operations.

Competition

We operate in highly competitive areas of the oilfield services industry. The products and services of each of our principal operating segments are sold in highly competitive markets, and our revenues and earnings can be affected by the following factors:

- changes in competitive prices,
- oil and gas prices and industry perceptions of future prices,
- fluctuations in the level of activity by oil and gas producers,
- changes in the number of liftboats operating in the Gulf of Mexico,
- the ability of oil and gas producers to generate capital,
- general economic conditions and
- governmental regulation.

We compete with the oil and gas industry's largest integrated oilfield service providers in the production-related services segments in which we operate, including well intervention and other oilfield services. The rental tools divisions of such companies, as well as several smaller companies that are single source providers of rental tools, are our competitors in the rental tools market. In the marine services segment, we compete with smaller companies that provide liftboat services. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, safety record, equipment availability and technical proficiency.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Further, if our competitors construct additional liftboats for the Gulf of Mexico market area, it will increase the competition for that service. Competitive pressures or other factors also may result in significant price competition that could reduce our operating cash flow and earnings. In addition, competition among oilfield service and equipment providers is affected by each provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is a key advantage, we cannot assure that we will be able to maintain our competitive position.

Health, Safety and Environmental Assurance

We have established health, safety and environmental performance as a corporate priority. Our goal is to be an industry leader, by focusing on the belief that all safety and environmental incidents are preventable and an injury-free workplace is achievable by creating a culture that emphasizes correct behavior. We have introduced a company-wide effort to enhance a behavioral safety process and training program that makes safety a constant focus of awareness through open communication with all offshore and yard employees. In addition, we investigate all incidents with a priority of identifying and implementing the corrective measures necessary to reduce the chance of reoccurrence. Results from this program were evident as our safety performance improved significantly in 2003.

Potential Liabilities and Insurance

Our operations involve a high degree of operational risk, particularly of personal injury and damage or loss of equipment. Failure or loss of our equipment could result in property damages, personal injury, environmental pollution and other damage for which we could be liable. Litigation arising from the sinking of a liftboat or a catastrophic occurrence at a location where our equipment and services are used may result in large claims for damages in the future. We maintain insurance against risks that we believe is consistent with industry standards and required by our customers. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance covering risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

Governmental Regulation

Our business is significantly affected by the following:

- state and federal laws and other regulations relating to the oil and gas industry,
- changes in such laws and regulations and
- the level of enforcement thereof.

We cannot predict the level of enforcement of existing laws and regulations or how such laws and regulations may be interpreted by enforcement agencies or court rulings in the future. We also cannot predict whether additional laws and regulations will be adopted, or the effect such changes may have on us, our businesses or our financial condition.

Federal and state laws require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned. The timing and need for plug and abandonment services for wells situated on the U.S. continental shelf are regulated by the Minerals Management Service (MMS) of the United States Department of the Interior. State regulatory agencies similarly regulate plug and abandonment services within state coastal waters.

A decrease in the level of industry compliance with or enforcement of these laws and regulations in the future may adversely affect the demand for our services. In addition, the demand for our services from the oil and gas industry is affected by changes in applicable laws and regulations. The adoption of new laws and regulations curtailing drilling for oil and gas in our operating areas for economic, environmental or other policy reasons could also adversely affect our operations by limiting demand for our services.

Certain of our employees who perform services on offshore platforms and liftboats are covered by the provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws operate to make the liability limits established under state workers' compensation laws inapplicable to these employees. Instead, these employees or their representatives are permitted to pursue actions against us for damages for job related injuries, with generally no limitations on our potential liability.

Our operations also subject us to compliance with certain federal and state pollution control and environmental protection laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex and stringent, and compliance is becoming increasingly difficult and expensive. We believe that our present operations substantially comply with these laws and regulations and that such compliance has had no material adverse effect upon our operations. Sanctions for noncompliance may include the following:

- revocation of permits,
- corrective action orders,
- administrative or civil penalties and
- criminal prosecution.

The MMS requires holders of offshore oil and gas leases to post bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. We currently have bonded our offshore leases as required by the MMS, consisting of a $3.0 million Area-Wide Bond plus a $300,000 Pipeline Right-of-Way Bond. Our leases contain standardized terms and require compliance with detailed MMS regulations and orders. These MMS directives are subject to change. The MMS has promulgated regulations requiring offshore production facilities located on the U.S. continental shelf to meet stringent engineering and construction specifications. The MMS has also promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Finally, under certain circumstances, the MMS may require any operations on federal leases to be suspended or terminated.

Certain environmental laws provide for joint and several strict liabilities for remediation of spills and other releases of hazardous substances. In addition, companies may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Finally, some environmental statutes impose strict liability, which could render us liable for environmental damage without regard to our negligence or fault. It is possible that changes in environmental laws and enforcement policies, or claims for damages to people, property, natural resources or the environment could result in substantial costs and liabilities to us. Our insurance policies provide liability coverage for sudden and accidental occurrences of pollution or clean-up and containment in amounts that we believe are comparable to policy limits carried by others in our industry.

Employees

As of March 1, 2004, we had approximately 3,150 employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

Facilities

Our corporate headquarters are located on a 17-acre tract in Harvey, Louisiana. Our other principal operating facility is located on a 32-acre tract in Broussard, Louisiana, which we use to support our rental tools and well intervention group operations. We support the operations conducted by our liftboats from a 3.5-acre maintenance and office facility in New Iberia, Louisiana located on the Intracoastal Waterway that provides access to the Gulf of Mexico. We also own certain facilities and lease other office, service and assembly facilities under various operating leases. We have a total of 77 facilities located in Louisiana, Texas, Alabama, Oklahoma, Venezuela, Australia, Trinidad, the United Kingdom, Canada, the Netherlands, and the Middle East to support our operations. We believe that all of our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space as may be needed or extending terms when our current leases expire.

Intellectual Property

We use several patented items in our operations that we believe are important but are not indispensable to our operations. Although we anticipate seeking patent protection when possible, we rely to a greater extent on the technical expertise and know-how of our personnel to maintain our competitive position.

Other Information

We have our principal executive offices at 1105 Peters Road, Harvey, Louisiana. Our telephone number is (504) 362-4321. We also have a web site at http://www.superiorenergy.com. Copies of the annual, quarterly and current reports we file with the SEC, and any amendments to those reports, are available on our web site. The information posted on our web site is not incorporated into this Annual Report.

Cautionary Statements

Certain statements made in this Annual Report that are not historical facts are "forward-looking statements." Such forward-looking statements may include, without limitation, statements that relate to:

- our business strategy, plans and objectives,
- our beliefs and expectations regarding future demand for our products and services and other events and conditions that may influence the oilfield services market and our performance in the future and
- our future expansion plans, including our anticipated level of capital expenditures for, and the nature and scheduling of, purchases or manufacture of rental tools, equipment and liftboats.

Also, you can generally identify forward-looking statements by such terminology as "may," "will," "expect," "believe," "anticipate," "project," "estimate" or similar expressions. Such statements are based on certain assumptions and analyses made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. We caution you that such statements are only predictions and not guarantees of future performance and that actual results, developments and business decisions may differ from those envisioned by the forward-looking statements.

Risk Factors

All phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the accuracy of the forward-looking statements and the projections on which the statements are based. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements include the following:

We are subject to the cyclical nature of the oil and gas industry.

Our business depends primarily on the level of activity by the oil and gas companies in the Gulf of Mexico and along the Gulf Coast. This level of activity has traditionally been volatile as a result of fluctuations in oil and gas prices and their uncertainty in the future. The purchases of the products and services we provide are, to a substantial extent, deferrable in the event oil and gas companies reduce capital expenditures. Therefore, the willingness of our customers to make expenditures is critical to our operations. The levels of such capital expenditures are influenced by:

- oil and gas prices and industry perceptions of future prices,
- the cost of exploring for, producing and delivering oil and gas,
- the ability of oil and gas companies to generate capital,
- the sale and expiration dates of offshore leases,
- the discovery rate of new oil and gas reserves and
- local and international political and economic conditions.

Although activity levels in production and development sectors of the oil and gas industry are less immediately affected by changing prices and as a result, less volatile than the exploration sector, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past and may in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will adversely affect the demand for our products and services and our financial condition and results of operations.

Our industry is highly competitive.

We compete in highly competitive areas of the oilfield services industry. The products and services of each of our principal industry segments are sold in highly competitive markets, and our revenues and earnings may be affected by the following factors:

- changes in competitive prices,
- fluctuations in the level of activity in major markets,
- an increased number of liftboats in the Gulf of Mexico,
- general economic conditions and
- governmental regulation.

We compete with the oil and gas industry's largest integrated and independent oilfield service providers. We believe that the principal competitive factors in the market areas that we serve are price, product and service quality, availability and technical proficiency.

Our operations may be adversely affected if our current competitors or new market entrants introduce new products or services with better features, performance, prices or other characteristics than our products and services. Further, additional liftboat capacity in the Gulf of Mexico would increase competition for that service. Competitive pressures or other factors also may result in significant price competition that could have a material adverse effect on our results of operations and financial condition. Finally, competition among oilfield service and equipment providers is also affected by each provider's reputation for safety and quality. Although we believe that our reputation for safety and quality service is good, we cannot guarantee that we will be able to maintain our competitive position.

Our oil and gas operations will involve significant risks.

Any acquisitions of mature oil and gas properties will require an assessment of a number of factors beyond our control. These factors include estimates of recoverable reserves, future oil and gas prices, operating costs and potential environmental and plugging and abandonment liabilities. These assessments, especially estimates of oil and gas reserves, are inexact and their accuracy is inherently uncertain. In connection with these assessments, we will perform a review that we believe is generally consistent with industry practices. However, our reviews will not reveal all existing or potential problems. In addition, our reviews may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We may not always discover structural, subsurface or environmental problems that may exist or arise. In connection with our acquisitions, we expect to acquire properties on an "as is" basis and assume all plugging, abandonment and environmental liability with limited remedies for breaches of representations and warranties. Therefore, the risk is that we may overestimate the value of economically recoverable reserves and underestimate the cost of plugging wells and abandoning production facilities. Our oil and gas operations will also be subject to risks incident to the operation of producing wells, including, but not limited to, uncontrollable flows of oil, gas, brine or well fluids into the environment, blowouts, cratering, mechanical difficulties, fires, explosions, pollution and other risks, any of which could result in substantial losses to us.

We are susceptible to adverse weather conditions in the Gulf of Mexico.

Our operations are directly affected by the seasonal differences in weather patterns in the Gulf of Mexico. These differences may result in increased operations in the spring, summer and fall periods and a decrease in the winter months. The seasonality of oil and gas industry activity as a whole in the Gulf Coast region also affects our operations and sales of equipment. Weather conditions generally result in higher drilling activity in the spring, summer and fall months with the lowest activity in winter months. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We depend on key personnel.

Our success depends to a great degree on the abilities of our key management personnel, particularly our Chief Executive Officer and other high-ranking executives. The loss of the services of one or more of these key employees could adversely affect us.

We depend on significant customers.

We derive a significant amount of our revenue from a small number of major and independent oil and gas companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations.

We are vulnerable to the potential difficulties associated with rapid expansion.

We have grown rapidly over the last several years through internal growth and acquisitions of other companies. We believe that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on our management personnel. The following factors could present difficulties to us:

- lack of sufficient executive-level personnel,
- increased administrative burden and
- increased logistical problems common to large, expansive operations.

If we do not manage these potential difficulties successfully, our operating results could be adversely affected. The historical financial information herein is not necessarily indicative of the results that would have been achieved had we been operated on a fully integrated basis or the results that may be realized in the future.

Our inability to control the inherent risks of acquiring businesses could adversely affect our operations.

Acquisitions have been and we believe will continue to be a key element of our business strategy. We cannot assure you that we will be able to identify and acquire acceptable acquisition candidates on terms favorable to us in the future. We may be required to incur substantial indebtedness to finance future acquisitions and also may issue equity securities in connection with such acquisitions. Such additional debt service requirements may impose a significant burden on our results of operations and financial condition. The issuance of additional equity securities could result in significant dilution to our stockholders. We cannot assure you that we will be able to successfully consolidate the operations and assets of any acquired business with our own business. Acquisitions may not perform as expected when the acquisition was made and may be dilutive to our overall operating results. In addition, our management may not be able to effectively manage our increased size or operate a new line of business.

The dangers inherent in our operations and the limits on insurance coverage could expose us to potentially significant liability costs.

Our operations involve the use of liftboats, heavy equipment and exposure to inherent risks, including equipment failure, blowouts, explosions and fire. In addition, our liftboats are subject to operating risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events could result in our liability for personal injury and property damage, pollution or other environmental hazards, loss of production or loss of equipment. In addition, certain of our employees who perform services on offshore platforms and vessels are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws make the liability limits established by state workers' compensation laws inapplicable to these employees and instead permit them or their representatives to pursue actions against us for damages for job-related injuries. In such actions, there is generally no limitation on our potential liability.

Any litigation arising from a catastrophic occurrence involving our services or equipment could result in large claims for damages. The frequency and severity of such incidents affect our operating costs, insurability and relationships with customers, employees and regulators. Any increase in the frequency or severity of such incidents, or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from oil and gas companies or insurance. We maintain what we believe is prudent insurance protection. However, we cannot guarantee that we will be able to maintain adequate insurance in the future at rates we consider reasonable or that our insurance coverage will be adequate to cover future claims that may arise. Successful claims for which we are not fully insured may adversely affect our working capital and profitability. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage. The availability of insurance covering risks we and our competitors typically insure against may decrease, and the insurance that we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflict involving the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

The nature of our industry subjects us to compliance with regulatory and environmental laws.

Our business is significantly affected by state and federal laws and other regulations relating to the oil and gas industry and by changes in such laws and the level of enforcement of such laws. We are unable to predict the level of enforcement of existing laws and regulations, how such laws and regulations may be interpreted by enforcement agencies or court rulings, or whether additional laws and regulations will be adopted. We are also unable to predict the effect that any such events may have on us, our business, or our financial condition.

Federal and state laws that require owners of non-producing wells to plug the well and remove all exposed piping and rigging before the well is permanently abandoned significantly affect the demand for our plug and abandonment services. A decrease in the level of enforcement of such laws and regulations in the future would adversely affect the demand for our services and products. In addition, demand for our services is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in our areas of operations for economic, environmental or other policy reasons could also adversely affect our operations by limiting demand for our services.

We also have potential environmental liabilities with respect to our offshore and onshore operations, including our environmental cleaning services. Certain environmental laws provide for joint and several liabilities for remediation of spills and releases of hazardous substances. These environmental statutes may impose liability without regard to negligence or fault. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. We believe that our present operations substantially comply with applicable federal and state pollution control and environmental protection laws and regulations. We also believe that compliance with such laws has had no material adverse effect on our operations. However, such environmental laws are changed frequently. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. We are unable to predict whether environmental laws will materially adversely affect our future operations and financial results.

As we expand our international operations, we will be subject to additional political, economic and other uncertainties.

A key element of our business strategy is to expand our operations into international oil and gas producing areas. These international operations are subject to a number of risks inherent in any business operating in foreign countries including, but not limited to:

- political, social and economic instability,
- potential seizure or nationalization of assets,
- increased operating costs,
- modification or renegotiating of contracts,
- import-export quotas,

- currency fluctuations and
- other forms of government regulation which are beyond our control.

Our operations have not yet been affected materially by such conditions or events, but as our international operations expand, the exposure to these risks will increase. We could, at any one time, have a significant amount of our revenues generated by operating activity in a particular country. Therefore, our results of operations could be susceptible to adverse events beyond our control that could occur in the particular country in which we are conducting such operations. We anticipate that our contracts to provide services internationally will generally provide for payment in U. S. dollars and that we will not make significant investments in foreign assets. To the extent we make investments in foreign assets or receive revenues in currencies other than U. S. dollars, the value of our assets and our income could be adversely affected by fluctuations in the value of local currencies.

Additionally, our competitiveness in international market areas may be adversely affected by regulations, including, but not limited to, regulations requiring:

- the awarding of contracts to local contractors,
- the employment of local citizens and
- the establishment of foreign subsidiaries with significant ownership positions reserved by the foreign government for local citizens.

We cannot predict what types of the above events may occur.

Our principal stockholders have substantial control.

Certain investment funds managed by First Reserve Corporation beneficially own approximately 24% of our outstanding common stock. As a result, they exercise substantial influence over the outcome of most matters requiring a stockholder vote. In addition, pursuant to a stockholders' agreement, the First Reserve funds are entitled to designate two directors to serve on the board. The First Reserve funds will continue to be entitled to designate these directors until the stockholders' agreement terminates on July 15, 2009 or in the event of certain substantial reductions of their ownership interest.

We might be unable to employ a sufficient number of skilled workers.

The delivery of our products and services require personnel with specialized skills and experience. As a result, our ability to remain productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers in the Gulf Coast region is high, and the supply is limited. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Item 3. Legal Proceedings

We are involved in various legal and other proceedings that are incidental to the conduct of our business. We do not believe that any of these proceedings, if adversely determined, would have a material adverse affect on our financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 4A. Executive Officers of Registrant

The following table sets forth certain information about our executive officers.

Name and Age	Position
Terence E. Hall, 58	Chairman of the Board, Chief Executive Officer and President
Kenneth L. Blanchard, 54	Chief Operating Officer and Executive Vice President
Robert S. Taylor, 49	Chief Financial Officer, Vice President and Treasurer

Terence E. Hall has served as our Chairman of the Board, Chief Executive Officer, President and Director since December 1995.

Kenneth L. Blanchard has served as our Chief Operating Officer since June 2002 and as one of our Vice Presidents since December 1995.

Robert S. Taylor has served as our Chief Financial Officer since January 1996 and as one of our Vice Presidents since July 1999.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock trades on the New York Stock Exchange under the symbol "SPN." The following table sets forth the high and low sales prices per share of common stock as reported for each fiscal quarter during the periods indicated.

		High		Low
2002				
First Quarter	$	10.88	$	7.88
Second Quarter		11.65		9.07
Third Quarter		10.10		5.95
Fourth Quarter		9.03		5.97
2003				
First Quarter	$	9.80	$	6.80
Second Quarter		11.65		8.30
Third Quarter		10.97		8.40
Fourth Quarter		10.25		8.27
2004				
First Quarter (through March 1, 2004)	$	10.28	$	8.98

As of March 1, 2004, there were 74,218,201 shares of Common Stock outstanding, which were held by 122 record holders.

We do not plan to pay cash dividends on our common stock. We intend to retain all of the cash our business generates to meet our working capital requirements and fund future growth. In addition, our bank credit facility prevents us from paying dividends or making other distributions to our stockholders.

We have four stock incentive plans to provide long-term incentives to our key employees, including officers and directors, consultants and advisers. The following table provides information about these incentive plans as of December 31, 2003:

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options		Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans	
Equity compensation Plans Approved by Stockholders	5,628,000	$	7.53	1,401,101	(1)
Equity Compensation Plans Not Approved by Stockholders	-	$	-	8,885	(2)

(1) Of the shares remaining available for issuance under the Company's 1999 Stock Incentive Plan and 2002 Stock Incentive Plan, no more than 250,000 shares may be issued as restricted stock or "other stock-based awards" (which awards are valued in whole or in part on the value of the shares of Common Stock) under each plan. Of the shares remaining for issuance under the Company's 1995 Stock Incentive Plan, there is no limit to how many of the shares may be issued as restricted stock or "other stock-based awards."

(2) Under our Director's Stock Plan, our non-employee directors may elect to receive up to 100%, in 25% increments, of any fees paid by the Company in common stock. The fees are converted into shares of common stock in an amount equal to the director's compensation divided by the average price of the stock for the calendar quarter in which the election is made.

Item 6. Selected Financial Data

We present below our selected consolidated financial data for the periods indicated. We derived the historical data from our audited consolidated financial statements.

The data presented below should be read together with, and are qualified in their entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements included elsewhere in this Annual Report. The financial data is in thousands, except per share amounts.

	Years Ended December 31,							
	2003	2002	2001		2000		1999	
Revenues	$ 500,625	$ 443,147	$ 449,042	(1)	$ 257,502	(2)	$ 113,076	(3
Income from operations	67,343	57,021	104,953		43,359		10,016	
Income (loss) before cumulative effect of change in accounting principle	30,514	21,886	51,187		18,324	(4)	(6,548)	(4
Cumulative effect of change in accounting principle, net	-	-	2,589	(5)	-		-	
Net income (loss)	30,514	21,886	53,776		18,324		(6,548)	
Net income (loss) before cumulative effect of change in accounting principle per share:								
Basic	0.41	0.30	0.74		0.28		(0.25)	
Diluted	0.41	0.30	0.73		0.28		(0.25)	
Net income (loss) per share:								
Basic	0.41	0.30	0.78		0.28		(0.25)	
Diluted	0.41	0.30	0.77		0.28		(0.25)	
Total assets	832,863	727,620	665,520		430,676		282,255	
Long-term debt, less current portion	255,516	256,334	269,633		146,393		117,459	
Stockholders' equity	368,129	335,342	269,576		206,247		121,487	

(1) In the year ended December 31, 2001, we made five acquisitions for $108 million in initial aggregate consideration, of which $2 million was paid with common stock. These acquisitions have been accounted for as purchases, and the results of operations have been included from the respective company's acquisition date.

(2) In the year ended December 31, 2000, we made six acquisitions for $42.5 million in initial aggregate cash consideration. These acquisitions have been accounted for as purchases, and the results of operations have been included from the respective company's acquisition date.

(3) On July 15, 1999, we acquired Cardinal through a stock for stock merger. The merger was accounted for as a reverse acquisition, which resulted in the adjustment of our net assets existing at the time of the merger to their estimated fair value as required by the rules of purchase accounting. Our operating results have been included from July 15, 1999. We made another acquisition in November 1999 for approximately $2.9 million in cash and 597,000 shares of our common stock that was accounted for as a purchase, and the results of operations have been included from the acquisition date.

(4) Income (loss) before cumulative effect of change in accounting principle has been restated for 2000 and 1999 to include losses due to a refinance of our indebtedness of $1.6 million (net of a $1.0 million income tax benefit) and $4.5 million (net of a $2.1 million income tax benefit), respectively. In accordance with Statement of Financial Accounting Standards No. 145 (FAS No. 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," we have reclassified these losses, as they are no longer considered extraordinary items.

(5) In 2001, we changed depreciation methods from the straight-line method to the units of production method on our liftboat fleet. The cumulative effect of this change in accounting principle on prior years resulted in an increase in net income of $2.6 million, net of income taxes of $1.7 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements included elsewhere in this Annual Report. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, our actual results may differ from those expressed or implied by the forward-looking statements. See "Cautionary Statements."

Executive Summary

We are a leading provider of specialized oilfield services and equipment focused on serving the production-related needs of oil and gas companies primarily operating in the Gulf of Mexico. We operate our businesses through four segments – well intervention, marine, rental tools and other oilfield services. Although most of our revenue is derived from enhancing production from existing wells, a significant portion of our revenue from our rental tool businesses are derived from drilling-related activity.

We operate in highly competitive markets where revenue and earnings are driven by competitive pricing, changes in the level of customer spending on drilling and production-related projects, general economic conditions and governmental regulations. Most of our work is on a call-out basis, meaning projects are secured within days before commencing, and completed within a month. As a result, predicting revenue and earnings is difficult because backlog, or guaranteed future work, is not typical for the products and services we offer in the markets we compete. We believe the key differentiating factors in our industry are product and service quality; project management and coordination; availability and reliability of assets and personnel; health, safety and environmental standards; and price. Key business drivers include the Gulf of Mexico drilling rig count, oil and natural gas production levels; current and expected future energy prices, particularly natural gas prices; and customers' capital spending allocated for Gulf of Mexico drilling and production.

In 2003, we experienced revenue growth in three of our four business segments as compared to 2002. Revenue was a record $500.6 million and net income was $30.5 million, or $0.41 per share. Despite our record revenue, our core Gulf of Mexico market area experienced only a modest upturn in activity in 2003 over 2002. Although production-related activity slightly increased, the average number of drilling rigs working offshore in the Gulf of Mexico was 108 in 2003, down from an average of 113 rigs in 2002, further indicating that overall demand for oilfield services did not meaningfully recover during the year.

Energy producers continue to deploy the cash flows they reaped from high commodity prices to strengthen their balance sheets and improve their returns on capital. Although energy producers have historically reinvested the vast majority of their cash flows in further exploration and production opportunities, they now seem to be cutting back on these expenditures. They also seem to be reinvesting more of their cash flows into international opportunities rather than in the Gulf of Mexico market area.

We believe the shallow water Gulf of Mexico still has economically viable prospects, and much is being done to stimulate additional exploration and production, such as royalty relief for deep drilling on the U.S. continental shelf. We believe the Gulf of Mexico will see activity levels increase on a long-term basis as properties change owners from major integrated producers to independents, and as producers drill several deep water prospects. However, while activity levels remain relatively low, we have implemented two strategies to increase the utilization of our assets and enhance our earnings potential.

One of the strategies to enhance our financial performance is to acquire, manage and decommission mature properties in the shallow waters of the Gulf of Mexico. Our main objective in this new venture is to provide additional opportunities for our other well intervention services, as well as our platform management businesses. We will use our production-related services to enhance production and, at the end of a property's economic life, use our assets to plug wells and decommission properties. We will acquire older, more mature properties since they need many of the production-enhancement services we provide. By owning the properties, we can choose when we perform much of the work, helping to increase the utilization of our assets and services during seasonal downtime. We made our first acquisition of oil and gas properties in December 2003 and intend to acquire other mature properties.

Our second strategy is to grow our international business. We intend to accomplish this by seeking international expansion opportunities through both internal growth and possible strategic acquisitions. We have identified other markets that are similar to the Gulf of Mexico with many production-enhancement opportunities. Those markets include Mexico, the Middle East, West Africa and the North Sea, in addition to our locations in Australia, Eastern Canada, Trinidad and Venezuela.

In August 2003, we increased our international business by acquiring Premier Oilfield Services, a provider of rental tools based in Aberdeen, Scotland. Premier Oilfield Services has operations in various rental markets such as the North Sea, continental Europe, the Middle East and West Africa and will serve as a gateway to provide our other rental tools and production-related services to these markets.

We are also focusing on additional expansion within Mexico, Venezuela and Trinidad since we believe they offer the best opportunity to deploy most of our assets including liftboats, production-related services and rental tools. These markets are close to our core Gulf of Mexico market and are forecasted to have significant customer spending.

The discussion below gives a description of some of the drivers affecting the performance of each segment and highlights some of the main factors that impacted our performance in 2003. For additional industry segment financial information, see note 15 to our consolidated financial statements.

Well Intervention Segment

The well intervention segment consists of specialized down-hole services, which are both labor and equipment intensive. While our gross margin percentage tends to be fairly consistent, special projects such as well control can directly increase the gross margin percentage.

During 2003, we expanded our well intervention segment by forming a new subsidiary, SPN Resources, LLC, to acquire, manage and decommission mature properties in the shallow waters of the Gulf of Mexico. As previously mentioned, the main objective of this new venture is to provide additional opportunities for our other well intervention services, as well as our platform management businesses. We intend to increase the utilization of our well intervention services by deploying these services to our own properties during periods of downtime. Since our first acquisition did not occur until December, this expansion did not have a material financial impact on our 2003 operating results.

Marine Segment

Liftboats have relatively high operating leverage, meaning that costs are fairly fixed and, therefore, gross margins can change significantly from quarter-to-quarter and year-to-year based on dayrates and utilization levels.

In 2003, it was difficult for us to maintain steady liftboat utilization due to fluctuating customer demand and multiple weather disruptions in the Gulf of Mexico. The average utilization of our liftboat fleet did not exceed 70% for any quarter. Also, as the result of a tropical storm, one of our 200-foot class liftboats sank in the Gulf of Mexico on June 30, 2003. The vessel was declared a total loss, and we received $8 million of insurance proceeds for the vessel. We recorded a gain from the insurance proceeds of $2.8 million.

Rental Tools Segment

Over time, our rental tools segment has shown consistent gross margin percentages despite changing levels of industry demand. This has occurred because many of their costs of services vary directly with revenue. In addition, there tends to be little variation in pricing. As a result, changes in revenue are primarily a function of utilization. The rental of drill pipe in the deep water Gulf of Mexico is another factor driving the steady performance of this segment. Drilling-related projects in the deep water Gulf of Mexico market area typically last longer and are less impacted by changes in commodity prices and other factors impacting drilling activity in the shallow water Gulf of Mexico.

Despite a small decline in the Gulf of Mexico rig count, our rental tools revenue increased in 2003. This segment continued to expand internationally, primarily in Eastern Canada and Trinidad. The acquisition of Premier Oilfield Services, in Aberdeen, Scotland is serving to expand our rental tool operations in the North Sea, continental Europe, the Middle East and West Africa.

Other Oilfield Services Segment

Demand for our dockside vessel and tank cleaning and non-hazardous waste treatment businesses are primarily driven by drilling activity in the shallow water Gulf of Mexico, as reflected by the drilling rig count. Much of the cleaning and waste treatment is from residual waste created during the drilling process. Our platform and field management businesses are highly competitive and labor-intensive resulting in relatively low gross margins. Historically, the field management business has contributed the largest percentage of revenue to this segment, yielding gross margin percentages that have been lower than our other segments.

The other oilfield services segment benefited from sales of oil spill containment equipment early in 2003 as a result of a large oil spill off the coast of Spain. However, the decline in drilling in the Gulf of Mexico negatively impacted our environmental services, especially our non-hazardous oilfield waste treatment business.

In August 2003, we sold our construction and fabrication assets. While this sale has greatly reduced this segment's revenue, it has not had a material impact on the segment's earnings because, historically, it was a business with low gross margins.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 1 to our consolidated financial statements contains a description of the accounting policies used in the preparation of our financial statements. We evaluate our estimates on an ongoing basis, including those related to long-lived assets and goodwill, income taxes, allowance for doubtful accounts, self-insurance and oil and gas properties. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual amounts could differ significantly from these estimates under different assumptions and conditions.

We believe the following critical accounting policies are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. We record impairment losses on long-lived assets, including oil and gas properties, used in operations when the estimated cash flows to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, utilization levels, operating performance, future oil and natural gas sales prices, an estimate of the ultimate amount of recoverable oil and natural gas reserves that will be produced from a field, the timing of this future production, future costs to produce the oil and natural gas and other factors. Our estimates of cash flows may differ from actual cash flows due to, among other things, changes in economic conditions or changes in an asset's operating performance. If the sum of the cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The net carrying value of assets not fully recoverable is reduced to fair value. Our estimate of fair value represents our best estimate based on industry trends and reference to market transactions and is subject to variability. The oil and gas industry is cyclical and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have significant impact on the carrying value of these assets and, in periods of prolonged down cycles, may result in impairment charges. During the year ended December 31, 2003, we did not record any impairment losses related to long-lived assets.

Goodwill. In assessing the recoverability of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions adversely change in the future, we may be required to record material impairment charges for these assets not previously recorded. We adopted Statement of Financial Accounting Standards No. 142 (FAS No. 142), "Goodwill and Other Intangible Assets," effective January 1, 2002. FAS No. 142 requires that goodwill as well as other intangible assets with indefinite lives no longer be amortized, but instead tested annually for impairment. We estimated the fair value of each of our reporting units (which are consistent with our reportable segments) using various cash flow and earnings projections. We then compared these fair value estimates to the determined carrying value of our reporting units. Based on this test, the fair value of the reporting units exceeded the carrying amount, and no impairment loss has been recognized. Our estimates of the fair value of these reporting units represent our best estimates based on industry trends and reference to market transactions. A significant amount of judgment is involved in performing these evaluations since the results are based on estimated future events.

Income Taxes. We provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS No. 109), "Accounting for Income Taxes." This standard takes into account the differences between financial statement treatment and tax treatment of certain transactions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Our deferred tax calculation requires us to make certain estimates about our future operations. Changes in state, federal and foreign tax laws, as well as changes in our financial condition or the carrying value of existing assets and liabilities, could affect these estimates. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. These estimated allowances are periodically reviewed, on a case by case basis, analyzing the customer's payment history and information regarding customer's creditworthiness known to us. In addition, we record a reserve based on the size and age of all receivable balances against which we do not have specific reserves. If the financial condition of our customers was to deteriorate, resulting in their inability to make payments, additional allowances may be required.

Self-Insurance. We self-insure up to certain levels for losses related to workers' compensation, protection and indemnity, general liability, property damage, and group medical. With the recent tightening in the insurance markets, we have elected to retain more risk by increasing our self-insurance. We accrue for these liabilities based on estimates of the ultimate cost of claims incurred as of the balance sheet date. We regularly review our estimates of reported and unreported claims and provide for losses through reserves. While we believe these estimates are reasonable based on the information available, our financial results could be impacted if litigation trends, claims settlement patterns, health care costs and future inflation rates are different from our estimates. Although we believe adequate reserves have been provided for expected liabilities arising from our self-insured obligations, and we believe that we maintain adequate excess insurance coverage, we cannot assure that such coverage will adequately protect us against liability from all potential consequences.

Oil and Gas Properties. Our subsidiary, SPN Resources, LLC, acquires mature oil and gas properties and assumes the related well abandonment and decommissioning liabilities. We estimate the third party market value (including an estimated profit) to plug and abandon wells, abandon the pipelines, decommission and remove the platforms and clear the sites, and use that estimate to record our proportionate share of the decommissioning liability. In estimating the decommissioning liabilities, we perform detailed estimating procedures, analysis and engineering studies. Whenever practical, we will utilize the services of our subsidiaries to perform well abandonment and decommissioning work. When these services are performed by our subsidiaries, all recorded intercompany revenues and expenses are eliminated in the consolidated financial statements. The recorded decommissioning liability associated with a specific property is fully extinguished when the property is completely abandoned. The liability is first reduced by all cash expenses incurred to abandon and decommission the property. If the liability exceeds (or is less than) our out-of-pocket costs then the difference is reported as income (or loss) in the period in which the work is performed. We review the adequacy of our decommissioning liability whenever indicators suggest that the estimated cash flows underlying the liability have changed materially. The timing and amounts of these cash flows are subject to changes in the energy industry environment and may result in additional liabilities recorded, which in turn would increase the carrying values of the related properties. At December 31, 2003, the balance of our oil and gas properties was not significant at an estimated $5.5 million.

Comparison of the Results of Operations for the Years Ended December 31, 2003 and 2002

For the year ended December 31, 2003, our revenues were $500.6 million resulting in net income of $30.5 million or $0.41 diluted earnings per share. For the year ended December 31, 2002, our revenues were $443.1 million and our net income was $21.9 million or $0.30 diluted earnings per share. Our increase in revenue and net income is the result of an overall increased demand for most of our services due to increased activity by our customers. The following discussion analyzes our operating results on a segment basis.

Well Intervention Segment

Revenue for our well intervention segment was $188.0 million for the year ended December 31, 2003, as compared to $148.7 million for 2002. This segment's gross margin percentage increased slightly to 41% in the year ended December 31, 2003 from 37% in 2002. The increase in revenue and gross margin percentage is the result of increased demand for almost all of our services as production-related activity in the Gulf of Mexico increased. Our pumping and stimulation services benefited the most from the increased activity levels in the Gulf of Mexico while our hydraulic workover and well control services benefited from international activity.

Marine Segment

Our marine revenue for the year ended December 31, 2003 increased 4% over 2002 to $70.4 million. The fleet's average dayrate increased to approximately $6,300 in the year ended December 31, 2003 from approximately $5,850 in 2002, and the average utilization decreased to 66% for 2003 from 69% in 2002. The gross margin percentage for the year ended December 31, 2003 decreased to 29% from 34% in 2002. While revenues and the average dayrate increased because of additions of three larger liftboats to the fleet during 2002, a drop-off in utilization and the increased costs of the new liftboats resulted in a lower gross margin percentage. Increased costs, including maintenance and insurance, also contributed to the decline in gross margin percentage.

Rental Tools Segment

Revenue for our rental tools segment for the year ended December 31, 2003 was $141.4 million, a 14% increase over 2002. The increase in this segment's revenue was primarily due to an increased demand for our expanded inventory of rental tool equipment and our geographic expansion. During 2003, revenue from international markets grew as we continue to diversify outside of the Gulf of Mexico market area. We acquired Premier Oilfield Services, an Aberdeen, Scotland-based provider of oilfield equipment rentals, in August 2003 to further this diversification. The gross margin percentage decreased slightly to 67% in 2003 from 69% in 2002 due primarily to a change in the mix of the demand for our rental tools.

Other Oilfield Services Segment

Other oilfield services revenue for the year ended December 31, 2003 was $100.9 million, a 2% decrease over the $102.5 million in revenue in 2002. The gross margin percentage decreased slightly to 19% in 2003 from 20% in 2002. The lower revenue is attributable to a decrease in construction and fabrication revenue as the result of the sale of those assets in August 2003, which was partially offset by increases in revenue from our field management services, growth in our oilfield waste treatment business and higher sales of oil spill containment equipment. This segment's slightly lower gross margin percentage was due to additional costs associated with the sale of our construction and fabrication assets and the growth and expansion of our oilfield waste treatment business, which were partially offset by the increased sales of higher margin oil spill containment equipment.

Depreciation and Amortization

Depreciation and amortization increased to $48.9 million in the year ended December 31, 2003 from $41.6 million in 2002. The increase resulted mostly from our larger asset base as a result of our capital expenditures during 2002 and 2003.

General and Administrative

General and administrative expenses increased to $94.8 million for the year ended December 31, 2003 from $86.2 million in 2002. The increase is primarily the result of our internal growth and the acquisition of Premier Oilfield Services. However, general and administrative expenses as a percentage of revenue remained relatively unchanged at approximately 19% for both periods.

Comparison of the Results of Operations for the Years Ended December 31, 2002 and 2001

For the year ended December 31, 2002, our revenues were $443.1 million resulting in net income of $21.9 million or $0.30 diluted earnings per share, as compared to revenue of $449.0 million and income before cumulative effect of change in accounting principle of $51.2 million or $0.73 diluted earnings per share for 2001. The decrease in revenue and operating income is a result of reduced activity by our customers, resulting in lower utilization of the Company's expanded asset base. In 2002, we significantly expanded our capacity to serve our customers by adding three large liftboats, expanding our rental tool inventory, and expanding and enhancing several of our operating facilities. The following discussion analyzes our operating results on a segment basis.

Well Intervention Segment

Revenue for our well intervention segment was $148.7 million for the year ended December 31, 2002, 13% lower than the same period in 2001. This segment's gross margin decreased to 37% in the year ended December 31, 2002 from 44% in the year ended December 31, 2001. Demand and pricing decreased for almost all of our services as production-related activity decreased significantly.

Marine Segment

Our marine revenue for the year ended December 31, 2002 decreased 5% over the same period in 2001 to $67.9 million. The gross margin percentage decreased to 34% from 52% as utilization for most liftboat classes declined in 2002 to 69% from 78% in 2001. We added two 245-foot class liftboats and one 250-foot class liftboat to our fleet during 2002. Although these larger liftboats earn higher average dayrates, the fleet's average dayrate remained relatively unchanged from 2001.

Rental Tools Segment

Revenue for our rental tools segment for the year ended December 31, 2002 was $124.1 million, a 2% increase over the same period in 2001, and the rental tools gross margin percentage increased to 69% from 66% in 2001. These increases resulted from our acquisition of a drill pipe and handling tool rental company near the end of the third quarter of 2001 and our larger asset base as a result of our acquisitions and capital expenditures during 2001 and 2002.

Other Oilfield Services Segment

Other oilfield services revenue for the year ended December 31, 2002 was $102.5 million, a 21% increase over the same period in 2001. The gross margin increased slightly to $20.7 million in the year ended December 31, 2002 from $18.3 million in the same period in 2001. This segment generated higher revenue and gross margin primarily from the acquisition of an environmental services company in January 2002.

Depreciation and amortization

Depreciation and amortization increased to $41.6 million in the year ended December 31, 2002 from $33.4 million in 2001. The increase mostly resulted from our larger asset base as a result of our acquisitions and capital expenditures during 2001 and 2002. As of January 1, 2002, we ceased amortizing our goodwill, while approximately $4.4 million of goodwill amortization expense was recorded in the year ended December 31, 2001.

General and administrative

General and administrative expenses increased to $86.2 million in the year ended December 31, 2002 from $73.3 million in 2001. The increase is primarily the result of our 2001 and 2002 acquisitions.

Liquidity and Capital Resources

In the year ended December 31, 2003, we generated net cash from operating activities of $100.2 million. Our primary liquidity needs are for working capital, capital expenditures, debt service and acquisitions. Our primary sources of liquidity are cash flows from operations and borrowings under our revolving credit facility. We had cash and cash equivalents of $19.8 million at December 31, 2003 compared to $3.5 million at December 31, 2002.

We made $50.2 million of capital expenditures during the year ended December 31, 2003, of which approximately $29.1 million was used to expand and maintain our rental tool equipment inventory, approximately $8.8 million was used on facilities construction (including our facility in Broussard, Louisiana) and approximately $1.9 million was made in our marine segment. We also made $10.4 million of capital expenditures to expand and maintain the asset base of our well intervention group and other oilfield services group.

In August 2003, we acquired Premier Oilfield Services, an Aberdeen, Scotland-based provider of oilfield equipment rentals, in order to geographically expand our operations and the rental tools segment. We paid $3.4 million in cash consideration for Premier Oilfield Services, including transaction costs, and paid an additional $29.0 million to repay its existing debt, concurrently with the acquisition.

We have outstanding $200 million of 8 7/8% senior notes due 2011. The indenture governing the senior notes requires semi-annual interest payments, which commenced November 15, 2001 and continue through the maturity date of May 15, 2011. The indenture governing the senior notes contains certain covenants that, among other things, prevent us from incurring additional debt, paying dividends or making other distributions, unless our ratio of cash flow to interest expense is at least 2.25 to 1, except that we may incur debt in addition to the senior notes in an amount equal to 30% of our net tangible assets, which was approximately $147 million at December 31, 2003. The indenture also contains covenants that restrict our ability to create certain liens, sell assets or enter into certain mergers or acquisitions.

We also have a bank credit facility, which was amended in August 2003. The amendment increased the balance of the term loans by $23 million to finance the acquisition of Premier Oilfield Services and extended the maturity date of the facility. At December 31, 2003, we had term loans in an aggregate amount of $50.7 million outstanding and a revolving credit facility of $75 million, none of which was outstanding. As of March 1, 2004, these balances were unchanged and the weighted average interest rate on amounts outstanding under the credit facility was 3.5% per annum. Indebtedness under the credit facility is secured by substantially all of our assets, including the pledge of the stock of our principal subsidiaries. The credit facility contains customary events of default and requires that we satisfy various financial covenants. It also limits our capital expenditures, our ability to pay dividends or make other distributions, make acquisitions, make changes to our capital structure, create liens or incur additional indebtedness.

We have $19.0 million outstanding at December 31, 2003 in U. S. Government guaranteed long-term financing under Title XI of the Merchant Marine Act of 1936, which is administered by the Maritime Administration (MARAD) for two 245-foot class liftboats. This debt bears an interest rate of 6.45% per annum and is payable in equal semi-annual installments of $405,000, which began December 3, 2002, and matures on June 3, 2027. Our obligations are secured by mortgages on the two liftboats. In accordance with the agreement, we are required to comply with certain covenants and restrictions, including the maintenance of minimum net worth and debt-to-equity requirements.

The following table summarizes our contractual cash obligations and commercial commitments at December 31, 2003 (amounts in thousands) for our long-term debt and operating leases. We do not have any other material obligations or commitments.

Description	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$ 14,210	$ 20,610	$ 7,810	$ 7,810	$ 4,310	$ 214,976
Operating leases	4,275	2,796	1,879	1,359	641	12,423
Total	$ 18,485	$ 23,406	$ 9,689	$ 9,169	$ 4,951	$ 227,399

We have no off-balance sheet arrangements other than our guarantee of the Lamb Energy Services credit facility (consisting of a $9 million term loan at December 31, 2003 and a $3 million revolving credit facility, $500,000 of which was outstanding as of December 31, 2003) and potential additional consideration that may be payable as a result of our acquisitions. Additional consideration is generally based on the acquired company's operating performance after the acquisition as measured by earnings before interest, income taxes, depreciation and amortization (EBITDA) and other adjustments intended to exclude extraordinary items. While the amounts of additional consideration payable depend upon the acquired company's operating performance and are difficult to predict accurately, as of December 31, 2003, the maximum additional consideration payable for the Company's remaining acquisitions will be approximately $16.1 million, which will be determined in the second quarter of 2004 and payable during the second half of 2004. These amounts are not classified as liabilities under generally accepted accounting principles and are not reflected in our financial statements until the amounts are fixed and determinable. We do not have any other financing arrangements that are not required under generally accepted accounting principles to be reflected in our financial statements. When amounts are determined, they are capitalized as part of the purchase price of the related acquisition. In the year ended December 31, 2003, we capitalized additional consideration of $22.7 million related to five of our acquisitions, of which $11.5 million was paid during 2003 and $11.2 million is expected to be paid in the first half of 2004.

We have identified capital expenditure projects that will require up to $50 million in 2004, exclusive of any acquisitions. We believe that our current working capital, cash generated from our operations and availability under our revolving credit facility will provide sufficient funds for our identified capital projects.

We intend to continue implementing our growth strategy of increasing our scope of services through both internal growth and strategic acquisitions. We expect to continue to make the capital expenditures required to implement our growth strategy in amounts consistent with the amount of cash generated from operating activities, the availability of additional financing and our credit facility. Depending on the size of any future acquisitions, we may require additional equity or debt financing in excess of our current working capital and amounts available under our revolving credit facility.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin Number 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the Financial Accounting Standards Board issued modifications to FIN 46 (FIN 46R), resulting in multiple effective dates based on the nature as well as the creation date of a Variable Interest Entity. We do not expect the adoption of FIN 46 or FIN 46R to have a significant effect on our financial position or results of operations.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 (FAS No. 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." FAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement of Financial Accounting Standards No. 133 (FAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." FAS No. 149 is effective for contracts entered into or modified after September 30, 2003. The adoption of FAS No. 149 did not have a significant effect on our financial position or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (FAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of FAS No. 150 did not have a significant effect on our financial position or results of operations. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (FAS No. 143), "Accounting for Asset Retirement Obligations." This standard requires us to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. The transition adjustment resulting from the adoption of this statement will be reported as a cumulative effect of change in accounting principle. We do not believe the implementation of FAS No. 143 will have a significant impact on our financial condition and results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks associated with foreign currency fluctuations and changes in interest rates. A discussion of our market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

Because we operate in a number of countries throughout the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for most of our international operations is the U.S. dollar, but a portion of the revenues from our foreign operations is paid in foreign currencies. The effects of foreign currency fluctuations are partly mitigated because local expenses of such foreign operations are also generally denominated in the same currency. The Company continually monitors the currency exchange risks associated with all contracts not denominated in the U.S. dollar. Any gains or losses associated with such fluctuations have not been material.

We do not hold any foreign currency exchange forward contracts and/or currency options. We make limited use of derivative financial instruments to manage risks associated with existing or anticipated transactions. We do not hold derivatives for trading purposes or use derivatives with leveraged or complex features. Derivative instruments are traded with creditworthy major financial institutions. Assets and liabilities of our foreign subsidiaries are translated at current exchange rates, while income and expense are translated at average rates for the period. Translation gains and losses are reported as the foreign currency translation component of accumulated other comprehensive income in stockholders' equity.

Interest Rates

On occasion, we use interest rate swap agreements to manage our interest rate exposure. Under interest rate swap agreements, we agree with other parties to exchange, at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. At December 31, 2001, we were party to an interest rate swap with an approximate notional amount of $1.8 million designed to convert a similar amount of variable-rate debt to fixed rates. The interest rate was 5.675%, and the swap matured in October 2002.

At December 31, 2003, $50.7 million of our long-term debt had variable interest rates. Based on debt outstanding at December 31, 2003, a 10% increase in variable interest rates would increase our interest expense in the year 2003 by approximately $178,000, while a 10% decrease would decrease our interest expense by approximately $178,000.

Item 8. Financial Statements and Supplementary Data

Independent Auditors' Report

The Board of Directors and Stockholders
Superior Energy Services, Inc.:

We have audited the consolidated balance sheets of Superior Energy Services, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. In connection with our audit of the consolidated financial statements, we also have audited the accompanying financial statement schedule, "Valuation and Qualifying Accounts," for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Superior Energy Services, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of depreciation on its liftboat fleet in 2001.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as required for goodwill and intangible assets resulting from business combinations initiated after June 30, 2001. On January 1, 2002, the Company adopted the remaining provisions of SFAS No. 142.

KPMG LLP

New Orleans, Louisiana
March 4, 2004

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2003 and 2002
(in thousands, except share data)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 19,794	$ 3,480
Accounts receivable - net of allowance for doubtful accounts of $6,280 in 2003 and $4,617 in 2002	112,775	108,352
Income taxes receivable	-	6,087
Current portion of notes receivable	19,212	-
Prepaid insurance and other	14,059	11,663
Total current assets	165,840	129,582
Property, plant and equipment - net	427,360	418,047
Goodwill - net	204,727	160,366
Notes receivable	15,145	-
Investments in affiliates	13,224	12,343
Other assets - net	6,567	7,282
Total assets	$ 832,863	$ 727,620
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,817	$ 21,010
Accrued expenses	48,949	33,871
Income taxes payable	138	-
Current portion of decommissioning liabilities	20,097	-
Current maturities of long-term debt	14,210	13,730
Total current liabilities	104,211	68,611
Deferred income taxes	86,251	67,333
Decommissioning liabilities	18,756	-
Long-term debt	255,516	256,334
Stockholders' equity:		
Preferred stock of $.01 par value. Authorized, 5,000,000 shares; none issued	-	-
Common stock of $.001 par value. Authorized, 125,000,000 shares; issued and outstanding 74,099,081 and 73,819,341 at December 31, 2003 and 2002, respectively	74	74
Additional paid-in capital	370,798	368,746
Accumulated other comprehensive income	264	43
Accumulated deficit	(3,007)	(33,521)
Total stockholders' equity	368,129	335,342
Total liabilities and stockholders' equity	$ 832,863	$ 727,620

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2003, 2002 and 2001
(in thousands, except per share data)

	2003	2002	2001
Revenues	$ 500,625	$ 443,147	$ 449,042
Costs and expenses:			
Cost of services	289,607	258,334	237,355
Depreciation and amortization	48,853	41,595	33,446
General and administrative	94,822	86,197	73,288
Total costs and expenses	433,282	386,126	344,089
Income from operations	67,343	57,021	104,953
Other income (expense):			
Interest expense, net of amounts capitalized	(22,477)	(21,884)	(20,087)
Interest income	209	530	1,892
Other income	2,762	-	-
Equity in earnings (loss) of affiliates	985	(80)	-
Income before income taxes and cumulative effect of change in accounting principle	48,822	35,587	86,758
Income taxes	18,308	13,701	35,571
Income before cumulative effect of change in accounting principle	30,514	21,886	51,187
Cumulative effect of change in accounting principle, net of income tax expense of $1,655	-	-	2,589
Net income	$ 30,514	$ 21,886	$ 53,776
Basic earnings per share:			
Earnings before cumulative effect of change in accounting principle	$ 0.41	$ 0.30	$ 0.74
Cumulative effect of change in accounting principle	-	-	0.04
Earnings per share	$ 0.41	$ 0.30	$ 0.78
Diluted earnings per share:			
Earnings before cumulative effect of change in accounting principle	$ 0.41	$ 0.30	$ 0.73
Cumulative effect of change in accounting principle	-	-	0.04
Earnings per share	$ 0.41	$ 0.30	$ 0.77
Weighted average common shares used in computing earnings per share:			
Basic	73,970	72,912	68,545
Incremental common shares from stock options	678	960	1,047
Diluted	74,648	73,872	69,592

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003, 2002 and 2001
(in thousands, except share data)

	Preferred stock shares	Preferred stock	Common stock shares	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balances, December 31, 2000	-	$ -	67,803,304	$ 68	$ 315,304	$ 58	$ (109,183)	$206,247
Comprehensive income:								
Net income	-	-	-	-	-	-	53,776	53,776
Other comprehensive loss -								
Foreign currency translation adjustment	-	-	-	-	-	(24)	-	(24)
Unrealized loss on derivatives	-	-	-	-	-	(18)	-	(18)
Total comprehensive income (loss)	-	-	-	-	-	(42)	53,776	53,734
Stock issued for acquisitions	-	-	825,612	1	6,217	-	-	6,218
Exercise of stock options and related tax benefit, net	-	-	693,970	-	3,377	-	-	3,377
Balances, December 31, 2001	-	-	69,322,886	69	324,898	16	(55,407)	269,576
Comprehensive income:								
Net income	-	-	-	-	-	-	21,886	21,886
Other comprehensive income -								
Foreign currency translation adjustment	-	-	-	-	-	9	-	9
Unrealized gain on derivatives	-	-	-	-	-	18	-	18
Total comprehensive income	-	-	-	-	-	27	21,886	21,913
Stock issued for cash	-	-	4,197,500	4	38,832	-	-	38,836
Exercise of stock options and related tax benefit, net	-	-	298,955	1	5,016	-	-	5,017
Balances, December 31, 2002	-	-	73,819,341	74	368,746	43	(33,521)	335,342
Comprehensive income:								
Net income	-	-	-	-	-	-	30,514	30,514
Other comprehensive income -								
Foreign currency translation adjustment	-	-	-	-	-	221	-	221
Total comprehensive income	-	-	-	-	-	221	30,514	30,735
Exercise of stock options and related tax benefit, net	-	-	279,740	-	2,052	-	-	2,052
Balances, December 31, 2003	-	$ -	74,099,081	$ 74	$ 370,798	$ 264	$ (3,007)	$368,129

See accompanying notes to consolidated financial statements.

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002, and 2001
(in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 30,514	$ 21,886	$ 53,776
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	48,853	41,595	33,446
Deferred income taxes	15,183	17,669	25,865
Equity in (earnings) loss of affiliates	(985)	80	-
Other income	(2,762)	-	-
Amortization of debt acquisition costs	1,026	1,031	1,269
Cumulative effect of change in accounting principle	-	-	(2,589)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	104	4,629	(22,248)
Other - net	1,773	2,467	(462)
Accounts payable	(1,932)	(1,660)	(6,816)
Accrued expenses	2,561	(7,466)	18,764
Income taxes	5,905	7,052	(11,656)
Net cash provided by operating activities	100,240	87,283	89,349
Cash flows from investing activities:			
Payments for purchases of property and equipment	(50,175)	(104,452)	(83,863)
Acquisitions of businesses, net of cash acquired	(14,298)	(7,653)	(104,999)
Cash proceeds from insurance settlement	8,000	-	-
Cash proceeds from asset disposition	313	-	-
Increase in notes receivable	-	-	(3,849)
Other	-	-	1,415
Net cash used in investing activities	(56,160)	(112,105)	(191,296)
Cash flows from financing activities:			
Net borrowings (payments) on revolving credit facility	(9,250)	1,550	(8,800)
Proceeds from long-term debt	23,000	20,241	232,000
Principal payments on long-term debt	(43,089)	(39,582)	(118,345)
Payment of debt acquisition costs	(479)	(1,529)	(6,770)
Proceeds from exercise of stock options	2,052	5,017	3,377
Proceeds from issuance of stock	-	38,836	-
Net cash provided by (used in) financing activities	(27,766)	24,533	101,462
Net increase (decrease) in cash and cash equivalents	16,314	(289)	(485)
Cash and cash equivalents at beginning of year	3,480	3,769	4,254
Cash and cash equivalents at end of year	$ 19,794	$ 3,480	$ 3,769

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions are eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the 2003 presentation.

(b) Business

The Company is a leading provider of specialized oilfield services and equipment focusing primarily on serving the production-related needs of oil and gas companies in the Gulf of Mexico. The Company provides most of the post wellhead products and services necessary to maintain offshore producing wells, as well as plug and abandonment services at the end of their life cycle. In recent years, the Company has expanded its geographic focus to include serving the production-related needs of oil and gas companies in select international market areas.

In December 2003, the Company acquired oil and gas properties in order to provide additional opportunities for our well intervention and platform management businesses in the Gulf of Mexico. The Company intends to continue to acquire mature properties from its customers with modest amounts of estimated remaining productive life, to provide all of its services to the properties to produce any remaining proven oil and gas reserves and to decommission and abandon the properties. The Company does not intend to risk any capital by participating in exploratory drilling activities.

A majority of the Company's business is conducted with major and independent oil and gas exploration companies. The Company continually evaluates the financial strength of its customers but does not require collateral to support the customer receivables.

The Company's well intervention and marine services segments are contracted for specific projects on either a day rate or turnkey basis. Rental tools are leased to customers on an as-needed basis on a day rate basis. The Company derives a significant amount of its revenue from a small number of major and independent oil and gas companies. In 2003, 2002 and 2001, one customer accounted for approximately 11%, 12% and 12% of the Company's total revenue, respectively, primarily in the well intervention and other oilfield services segments. The inability of the Company to continue to perform services for a number of its large existing customers, if not offset by sales to new or existing customers, could have a material adverse effect on the Company's business and financial condition.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash Equivalents

The Company considers all short-term deposits with a maturity of ninety days or less to be cash equivalents.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Most of our depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and improvements	15 to 30 years
Marine vessels and equipment	5 to 25 years
Machinery and equipment	5 to 15 years
Automobiles, trucks, tractors and trailers	2 to 5 years
Furniture and fixtures	3 to 7 years

Marine vessels and oil and gas producing assets are depreciated or depleted based on utilization or units of production, subject to a minimum amount, because depreciation and depletion occur primarily through use rather than through elapsed time.

The Company capitalizes interest on borrowings used to finance the cost of major capital projects during the active construction period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. For 2003, 2002 and 2001, the Company capitalized approximately \$87,000, \$1,066,000 and \$839,000, respectively, of interest for various capital expansion projects.

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company's subsidiary, SPN Resources, LLC acquires oil and natural gas properties and assumes the related well abandonment and decommissioning liabilities. The Company follows the successful efforts method of accounting for its investment in oil and natural gas properties. Under the successful efforts method, the costs of successful exploratory wells and leases are capitalized. Costs incurred to drill and equip developmental wells, including unsuccessful development wells are capitalized. Other costs such as geological and geophysical costs and the drilling costs of unsuccessful exploratory wells are expensed. SPN Resources' property purchases are recorded at the value exchanged at closing, combined with an estimate of its proportionate share of the decommissioning liability assumed in the purchase. All capitalized costs are accumulated and recorded separately for each field and allocated to leasehold costs and well costs. Leasehold costs are depleted on a unit of production basis based on the estimated remaining equivalent proved oil and gas reserves of each field. Well costs are depleted on a unit of production basis based on the estimated remaining equivalent proved producing oil and gas reserves of each field. Properties are assessed for impairment in value, with any impairment charged to expense, whenever indicators become evident.

(f) Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142 (FAS No. 142), "Goodwill and Other Intangible Assets," effective January 1, 2002. FAS No. 142 requires that goodwill as well as other intangible assets with indefinite lives no longer be amortized, but instead tested annually for impairment. In conjunction with the adoption of Financial Accounting Standards No. 141 (FAS No. 141), "Business Combinations," goodwill was no longer amortized for any business combinations initiated or completed after June 30, 2001. In connection with FAS No. 142, the transitional goodwill impairment evaluation required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company identified its reporting units (which are consistent with the Company's reportable segments) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company then estimated the fair value of each reporting unit and compared it to the reporting unit's carrying value. Based on this test, the fair value of the reporting units exceeded the carrying amount, and the second step of the impairment test was not required. No impairment loss was recognized as the result of the adoption of FAS No. 142 or in the years ended December 31, 2003 or 2002.

Prior to the adoption of FAS No. 142, the Company amortized goodwill using the straight-line method over a period not to exceed 30 years, and evaluated the recoverability of goodwill based on undiscounted estimates for cash flows in accordance with Statement of Financial Accounting Standards No. 121 (FAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accumulated amortization of goodwill is $9,151,000 at December 31, 2003 and 2002.

The following table presents net income for each period exclusive of amortization expense recognized in such periods related to goodwill, which is no longer amortized as a result of the adoption of FAS No. 142. Amounts are in thousands except per share information:

	Year Ended December 31,		
	2003	2002	2001
Income before cumulative effect of change in accounting principle, as reported	$ 30,514	$ 21,886	$ 51,187
Cumulative effect of change in accounting principle, net of income tax expense, as reported	-	-	2,589
Goodwill amortization, net of income tax expense	-	-	4,172
Net income, as adjusted	$ 30,514	$ 21,886	$ 57,948
Basic earnings per share:			
Earnings before cumulative effect of change in accounting principle, as reported	$ 0.41	$ 0.30	$ 0.74
Cumulative effect of change in accounting principle, as reported	-	-	0.04
Goodwill amortization, net of income tax expense	-	-	0.06
Earnings per share, as adjusted	$ 0.41	$ 0.30	$ 0.84
Diluted earnings per share:			
Earnings before cumulative effect of change in accounting principle, as reported	$ 0.41	$ 0.30	$ 0.73
Cumulative effect of change in accounting principle, as reported	-	-	0.04
Goodwill amortization, net of income tax expense	-	-	0.06
Earnings per share, as adjusted	$ 0.41	$ 0.30	$ 0.83
Weighted average common shares used in computing earnings per share:			
Basic	73,970	72,912	68,545
Diluted	74,648	73,872	69,592

(g) Other Assets

Other assets consist primarily of debt acquisition costs. Debt acquisition costs are being amortized over the term of the related debt, which is from four to twenty years. The amortization of debt acquisition costs, which is classified as interest expense, was $1,026,000, $1,031,000, and $1,269,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Accumulated amortization of other assets is $3,074,000 and $2,756,000 at December 31, 2003 and 2002, respectively.

(h) Decommissioning Liability

The Company estimates the cost that would be incurred if it contracted an unaffiliated third party to plug and abandon wells, abandon the pipelines, decommission and remove the platforms and clear the sites, and uses that estimate to record its proportionate share of the decommissioning liability. In estimating the decommissioning liability, the Company performs detailed estimating procedures, analysis and engineering studies. Whenever practical, the Company utilizes its own equipment and labor services to perform well abandonment and decommissioning work. When the Company performs these services, all recorded intercompany revenues are eliminated in the consolidated financial statements. The recorded decommissioning liability associated with a specific property is fully extinguished when the property is completely abandoned. The recorded liability is first reduced by all cash expenses incurred to abandon and decommission the property. If the recorded liability exceeds (or is less than) the Company's out-of-pocket costs, then the difference is reported as income (or loss) in the period in which the work is performed. The Company reviews the adequacy of its decommissioning liability whenever indicators suggest that the estimated cash flows needed to satisfy the liability have changed materially. The timing and amounts of these cash flows are estimates, and changes to these estimates may result in additional liabilities recorded, which in turn would increase the carrying values of the related oil and gas properties.

(i) Revenue Recognition

Revenue is recognized when services or equipment are provided. The Company contracts for marine, well intervention and environmental projects either on a day rate or turnkey basis, with a majority of its projects conducted on a day rate basis. The Company's rental tools are leased on a day rate basis, and revenue from the sale of equipment is recognized when the equipment is shipped. Reimbursements from customers for the cost of rental tools that are damaged or lost down hole are reflected as revenue at the time of the incident. The Company recognizes oil and gas revenue from its interests in producing wells as oil and natural gas is produced and sold from those wells.

(j) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS No. 109), "Accounting for Income Taxes." FAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes reflect the impact of temporary differences between amounts of assets for financial reporting purposes and such amounts as measured by tax laws.

(k) Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that the denominator is increased to include the number of additional common shares that could have been outstanding assuming the exercise of stock options and the potential shares that would have a dilutive effect on earnings per share.

(l) Financial Instruments

The fair value of the Company's financial instruments of cash, accounts receivable and current maturities of long-term debt approximates their carrying amounts. The fair value of the Company's long-term debt is approximately $270.5 million at December 31, 2003.

On occasion, the Company uses interest rate swap agreements to manage its interest rate exposure. The Company specifically designates these agreements as cash flow hedges of debt instruments and recognizes interest differentials as adjustments to interest expense in the period the differentials occur. Under interest rate swap agreements, the Company agrees with other parties to exchange at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. No such agreements were outstanding at December 31, 2003.

(m) Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as the foreign currency translation component of accumulated other comprehensive income in stockholders' equity.

(n) Stock Based Compensation

	2003	2002	2001
Net income, as reported	$ 30,514	$ 21,886	$ 53,776
Stock-based employee compensation expense, net of tax	(2,671)	(3,262)	(2,582)
Pro forma net income	$ 27,843	$ 18,624	$ 51,194
Basic earnings per share:			
Earnings, as reported	$ 0.41	$ 0.30	$ 0.78
Stock-based employee compensation expense, net of tax	(0.04)	(0.04)	(0.03)
Pro forma earnings per share	$ 0.37	$ 0.26	$ 0.75
Diluted earnings per share:			
Earnings, as reported	$ 0.41	$ 0.30	$ 0.77
Stock-based employee compensation expense, net of tax	(0.04)	(0.05)	(0.03)
Pro forma earnings per share	$ 0.37	$ 0.25	$ 0.74
Black-Scholes option pricing model assumptions:			
Risk free interest rate	2.65%	2.94%	4.50%
Expected life (years)	3	3	3
Volatility	58.61%	85.48%	79.11%
Dividend yield	-	-	-

The Company accounts for its stock based compensation under the principles prescribed by the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees" (Opinion No. 25). However, Statement of Financial Accounting Standards No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation" permits the continued use of the intrinsic-value based method prescribed by Opinion No. 25 but requires additional disclosures, including pro forma calculations of earnings and net earnings per share as if the fair value method of accounting prescribed by FAS No. 123 had been applied. No stock based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. As required by Statement of Financial Accounting Standards No. 148 (FAS No. 148), "Accounting for Stock Based Compensation - Transition and Disclosure", which amended FAS No. 123, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS No. 123 to a stock based employee compensation. The pro forma data presented below is not representative of the effects on reported amounts for future years (amounts are in thousands, except per share amounts).

(2) Change in Accounting Principle

On January 1, 2001, the Company changed depreciation methods from the straight-line method to the units-of-production method on its liftboat fleet to more accurately reflect the wear and tear of normal use. Management believes that the units-of-production method is best suited to reflect the actual depreciation of the liftboat fleet. Depreciation expense calculated under the units-of-production method may be different than depreciation expense calculated under the straight-line method in any period. The annual depreciation based on utilization of each liftboat will not be less than 25% of annual straight-line depreciation, and the cumulative depreciation based on utilization of each liftboat will not be less than 50% of cumulative straight-line depreciation. The cumulative effect of this change in accounting principle on prior years resulted in an increase in net income for the year ended December 31, 2001 of $2.6 million, net of taxes of $1.7 million, or $0.04 per share.

(3) Supplemental Cash Flow Information (in thousands)

	2003	2002	2001
Cash paid for interest	$ 23,633	$ 22,006	$ 17,329
Cash paid (received) for income taxes	$ (4,125)	$ (15,224)	$ 20,304
Details of acquisitions:			
Fair value of assets	$ 90,612	$ 29,985	$ 141,946
Fair value of liabilities	(74,779)	(22,093)	(26,957)
Common stock issued	-	-	(6,218)
Cash paid	15,833	7,892	108,771
Less cash acquired	(1,535)	(239)	(3,772)
Net cash paid for acquisitions	$ 14,298	$ 7,653	$ 104,999
Non-cash investing activity:			
Additional consideration payable on acquisitions	$ 11,263	$ 660	$ 3,750
Note receivable from asset disposition	$ 938	$ -	$ -

(4) Other Income

As the result of a tropical storm, one of the Company's 200-foot class liftboats sank in the Gulf of Mexico on June 30, 2003. During the third quarter of 2003, the vessel was declared a total loss and the Company received $8 million of insurance proceeds for the vessel. As a result, the Company recorded a gain from the insurance proceeds of $2.8 million, which is included in other income in the year ended December 31, 2003.

(5) Acquisitions and Dispositions

On August 15, 2003, the Company acquired Premier Oilfield Services, Ltd. (Premier), an Aberdeen, Scotland-based provider of oilfield equipment rentals, in order to geographically expand the Company's operations and the rental tool segment. The Company paid $3.4 million in cash consideration, including transaction costs, and an additional $29.0 million to repay its existing debt, concurrently with the acquisition. The acquisition has been accounted for as a purchase and the acquired assets and liabilities have been valued at their fair values. The Company has recorded approximately $21.6 million in goodwill related to this transaction. The results of operations of Premier have been included from the acquisition date. The pro forma effect of operations of the acquisition when included as of the beginning of the periods presented was not material to the Consolidated Statements of Operations of the Company.

On August 28, 2003, the Company sold its construction-related assets that were included in the other oilfield services segment for $1.25 million. The Company received $312,500 in cash for the sale and a note receivable for the remaining $937,500. There was no gain or loss recorded on the sale. These assets generated approximately $19.0 million, $25.8 million and $24.9 million of the Company's revenues in the years ended December 31, 2003, 2002 and 2001, respectively.

In December 2003, the Company acquired oil and gas properties in order to provide additional opportunities for its well intervention and platform management businesses. Under the terms of the transaction, the Company acquired the properties and assumed the decommissioning liability. The Company received a commitment from the seller towards the abandonment of the properties and will invoice the seller at agreed upon prices as the decommissionings (abandonment and structure removal) are completed. The Company recorded notes receivable of $33.4 million and a decommissioning liability of $38.9 million. Oil and gas producing assets were recorded at their estimated fair value of $5.5 million, approximating the value of the decommissioning liabilities assumed less amounts receivable.

In the year ended December 31, 2002, the Company made two acquisitions. In January, the Company acquired an environmental services company by converting $18.6 million of notes and other receivables into ownership of the company. In December, the Company acquired a rental tool business for $5.6 million in cash consideration. The Company paid an additional $928,000 for this acquisition in the second quarter of 2003 in conjunction with the receipt of the title to a facility for this business. Both of these acquisitions have been accounted for as purchases and the results of operations have been included from the respective acquisition dates.

Most of the Company's business acquisitions have involved additional contingent consideration based upon a multiple of the acquired companies' respective average earnings before interest, income taxes, depreciation and amortization expense (EBITDA) over a three-year period from the respective date of acquisition. While the amounts of additional consideration payable depend upon the acquired company's operating performance and are difficult to predict accurately, the maximum additional consideration payable for the Company's remaining acquisitions will be approximately $16.1 million, which will be determined in the second quarter of 2004 and payable during the second half of 2004. These amounts are not classified as liabilities under generally accepted accounting principles and are not reflected in the Company's financial statements until the amounts are fixed and determinable. With the exception of the Company's guarantee of the Lamb Energy Services, L.L.C. (Lamb Energy) credit facility (see note 7 to the consolidated financial statements), the Company does not have any other financing arrangements that are not required under generally accepted accounting principles to be reflected in its financial statements. When amounts are determined, they are capitalized as part of the purchase price of the related acquisition. In the year ended December 31, 2003, the Company capitalized additional consideration of $22.7 million related to five of its acquisitions, of which $11.5 million was paid during 2003 and $11.2 million is expected to be paid in the first half of 2004.

(6) Property, Plant and Equipment

A summary of property, plant and equipment at December 31, 2003 and 2002 (in thousands) is as follows:

	2003	2002
Buildings and improvements	$ 49,964	$ 30,135
Marine vessels and equipment	188,056	191,848
Machinery and equipment	297,601	261,521
Oil and gas producing assets	5,468	-
Automobiles, trucks, tractors and trailers	10,482	11,808
Furniture and fixtures	9,948	7,461
Construction-in-progress	2,594	14,116
Land	6,148	4,778
	570,261	521,667
Accumulated depreciation	(142,901)	(103,620)
Property, plant and equipment, net	$ 427,360	$ 418,047

Amounts of property, plant and equipment leased to third parties at December 31, 2003 and 2002 were not material.

(7) Investments in Affiliates

In June 2002, the Company contributed a note receivable of $8.9 million and fixed assets with an approximate $2.6 million net book value to obtain a 54.3% equity ownership interest in Lamb Energy, a rental tool company. The Company is accounting for its investment under the equity method of accounting, as it does not have voting or operational control of Lamb Energy. Investments in affiliates also include a 50% ownership interest in a company that owns an airplane. The equity in income from these investments was approximately $985,000 for the year ended December 31, 2003 and a loss of approximately $80,000 for the year ended December 31, 2002. The summarized financial information of the aggregate of these entities is not material to the financial position or results of operations of the Company.

(8) Debt

Long-Term Debt

The Company's long-term debt as of December 31, 2003 and 2002 consisted of the following (in thousands):

	2003	2002
Senior Notes - interest payable semiannually at 8.875%, due May 2011	$ 200,000	$ 200,000
Term Loans - interest payable monthly at floating rate (3.51% at December 31, 2003), due in quarterly installments of $3.35 million through March 2005 then $1.75 million through June 2008 with $11.2 million due May 2005	50,700	40,800
Revolver - interest payable monthly at floating rate, due in August 2006	-	9,250
U.S. Government guaranteed long-term financing - interest payable semianually at 6.45%, due in semiannual installments through June 2027	19,026	19,836
Other installment notes payable	-	178
	269,726	270,064
Less current portion	14,210	13,730
Long-term debt	$ 255,516	$ 256,334

The Company has outstanding $200 million of 8 7/8% senior notes due 2011. The indenture governing the notes requires semi-annual interest payments, on every November 15th and May 15th through the maturity date of May 15, 2011. The indenture governing the senior notes contains certain covenants that, among other things, prevents the Company from incurring additional debt, paying dividends or making other distributions, unless its ratio of cash flow to interest expense is at least 2.25 to 1, except that the Company may incur debt in addition to the senior notes in an amount equal to 30% of its net tangible assets as defined, which was approximately $147 million at December 31, 2003. The indenture also contains covenants that restrict the Company's ability to create certain liens, sell assets, or enter into certain mergers or acquisitions.

The Company also has a bank credit facility. In August 2003, the Company amended the facility to, among other things, increase the amount of the term loans by $23 million to finance the acquisition of Premier and extend the maturity date of the facility. At December 31, 2003, the Company has term loans in an aggregate amount of $50.7 million outstanding and a revolving credit facility of $75 million, none of which was outstanding. The term loans require principal payments of $3.4 million each quarter through March 31, 2005 and $1.8 million each quarter from June 30, 2005 through June 30, 2008. A lump sum payment of $11.2 million is due on May 2, 2005 and any balance outstanding on the revolving credit facility is due on August 13, 2006. The credit facility bears interest at a LIBOR rate plus margins that depend on the Company's leverage ratio. Indebtedness under the credit facility is secured by substantially all of the Company's assets, including the pledge of the stock of the Company's principal subsidiaries. The credit facility contains customary events of default and requires that the Company satisfy various financial covenants. It also limits the Company's capital expenditures, its ability to pay dividends or make other distributions, make acquisitions, make changes to the Company's capital structure, create liens or incur additional indebtedness.

The Company has $19.0 million outstanding in U. S. Government guaranteed long-term financing under Title XI of the Merchant Marine Act of 1936, which is administered by the Maritime Administration (MARAD) for two 245-foot class liftboats. The debt bears an interest rate of 6.45% per annum and is payable in equal semi-annual installments of $405,000, which began December 3, 2002, and matures on June 3, 2027. The Company's obligations are secured by mortgages on the two liftboats. In accordance with the agreement, the Company is required to comply with certain covenants and restrictions, including the maintenance of minimum net worth and debt-to-equity requirements.

The Company owns a 54.3% interest in Lamb Energy, which has a credit facility with a syndicate of banks that matures in 2005 consisting of a term loan in the amount of $9 million outstanding at December 31, 2003, and a revolving credit facility of $3 million, $500,000 of which was outstanding at December 31, 2003. The Company fully guarantees amounts due under the credit facility. The Company does not expect to incur any losses as a result of the guarantee.

Annual maturities of long-term debt for each of the five fiscal years following December 31, 2003 are as follows (in thousands):

2004	$ 14,210
2005	20,610
2006	7,810
2007	7,810
2008	4,310
Thereafter	214,976
Total	$ 269,726

(9) Income Taxes

The components of income tax expense, before the income tax effect of the extraordinary loss and cumulative effect of change in accounting principle, for the years ended December 31, 2003, 2001 and 2000 are as follows (in thousands):

	2003	2002	2001
Current			
Federal	$ 515	$ (5,042)	$ 9,706
State	245	199	-
Foreign	2,365	875	-
	3,125	(3,968)	9,706
Deferred			
Federal	14,561	16,801	22,991
State	1,220	868	2,874
Foreign	(598)	-	-
	15,183	17,669	25,865
	$ 18,308	$ 13,701	$ 35,571

Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate of 35% to income before income taxes as follows (in thousands):

	2003	2002	2001
Computed expected tax expense	$ 17,088	$ 12,456	$ 30,366
Increase resulting from:			
Goodwill amortization	-	-	1,306
State and foreign income taxes	478	1,068	1,808
Other	742	177	2,091
Income tax expense	$ 18,308	$ 13,701	$ 35,571

The significant components of deferred income taxes at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Allowance for doubtful accounts	$ 951	$ 1,069
Alternative minimum tax credit and net operating loss carryforward	15,481	7,696
Other	2,184	1,096
Net deferred tax assets	18,616	9,861
Deferred tax liabilities:		
Property, plant and equipment	93,218	69,322
Other	11,649	7,872
Deferred tax liabilities	104,867	77,194
Net deferred tax liability	$ 86,251	$ 67,333

There was no net change in the valuation allowance for the year ended December 31, 2003 and there was a decrease of $279,000 for the year ended December 31, 2002. The net deferred tax assets reflect management's estimate of the amount that will be realized from future profitability and the reversal of taxable temporary differences that can be predicted with reasonable certainty.

As of December 31, 2003, the Company had an estimated $17.2 million net operating loss to carryforward, which is available to reduce future Federal taxable income with expiration dates from 2008 through 2023, an estimated $2.8 million alternative minimum tax credit carryforward, and an estimated $1.9 million foreign tax credit carryforward with expiration dates from 2006 through 2008. The Company also had various state net operating loss carryforwards of an estimated $58 million with expiration dates through 2013.

(10) Stockholders' Equity

In March 2002, the Company sold 4.2 million shares of common stock. The offering generated net proceeds to the Company of approximately $38.8 million.

The Company maintains various stock incentive plans, including the 2002 Stock Incentive Plan (2002 Incentive Plan), the 1999 Stock Incentive Plan (1999 Incentive Plan) and the 1995 Stock Incentive Plan (1995 Incentive Plan), as amended. These plans provide long-term incentives to the Company's key employees, including officers and directors, consultants and advisers to the Company (Eligible Participants). Under the 2002 Incentive Plan, the 1999 Incentive Plan and the 1995 Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof to Eligible Participants for up to 1,400,000 shares, 5,929,327 shares and 1,900,000 shares, respectively, of the Company's common stock. The Compensation Committee of the Board of Directors establishes the term and the exercise price of any stock options granted under the 2002 Incentive Plan, provided the exercise price may not be less than the fair value of the common share on the date of grant. All of the Company's 1995 Stock Incentive Plan's options which have been granted are vested.

A summary of stock options granted under the incentive plans for the years ended December 31, 2003 and 2002 is as follows:

	2003		2002		2001	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Outstanding at beginning of year	5,518,516	$ 7.33	5,308,215	$ 7.05	4,334,363	$ 6.10
Granted	538,000	$ 8.94	655,841	$ 9.39	1,917,500	$ 8.48
Exercised	(271,913)	$ 6.72	(290,665)	$ 5.96	(690,648)	$ 5.38
Forfeited	(156,603)	$ 7.00	(154,875)	$ 8.89	(253,000)	$ 6.18
Outstanding at end of year	5,628,000	$ 7.53	5,518,516	$ 7.33	5,308,215	$ 7.05
Exercisable at end of year	4,248,244	$ 7.08	3,509,008	$ 6.61	2,968,689	$ 6.15
Available for future grants	1,401,101		1,782,498		883,464	
Average fair value of grants during the year		$ 3.59		$ 5.33		$ 4.44

A summary of information regarding stock options outstanding at December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Price
$2.50 - $3.43	125,500	2-3 years	$ 2.91	125,500	$ 2.91
$4.75 - $5.75	1,827,517	0.5-5.5 years	$ 5.68	1,827,517	$ 5.68
$7.06 - $9.00	2,086,354	4-9.5 years	$ 7.91	1,371,803	$ 7.64
$9.25-$12.45	1,588,629	1.5-9.5 years	$ 9.51	923,424	$ 9.59

(11) Profit-Sharing Plan

The Company maintains a defined contribution profit-sharing plan for employees who have satisfied minimum service and age requirements. Employees may contribute up to 50% of their earnings to the plans. The Company provides a discretionary match, not to exceed 5% of an employee's salary. The Company made contributions of approximately $1.6 million, $1.7 million, and $1.1 million in 2003, 2002 and 2001, respectively.

(12) Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133 (FAS No. 133), "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. The Company uses interest rate swap agreements to manage its interest rate exposure. Under interest rate swap agreements, the Company agrees with other parties to exchange at specific intervals, the difference between fixed-rate and variable-rate interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2001, the Company was party to an interest rate swap with an approximate notional amount of $1.8 million designed to convert a similar amount of variable-rate debt to fixed rates. The interest rate was 5.675%, and the swap matured in October 2002.

The Company's interest rate swap qualified for cash flow hedge accounting treatment under FAS No. 133, whereby changes in fair value have been recognized in accumulated other comprehensive income (a component of stockholders' equity) until settled, when the resulting gains and losses will be recorded in earnings. The effect on the Company's earnings and other comprehensive income vary from period to period and will be dependent upon prevailing interest rates. During 2002 and 2001, losses of approximately $32,000 and $25,000, respectively, were transferred from accumulated other comprehensive income. At December 31, 2001, the Company recorded a payable of approximately $30,000 and a corresponding charge to accumulated other comprehensive loss of approximately $18,000, net of income tax. No such agreements were outstanding at December 31, 2003 or 2002.

(13) Commitments and Contingencies

The Company leases certain office, service and assembly facilities under operating leases. The leases expire at various dates over the next several years. Total rent expense was approximately $2.3 million in 2003, $3.0 million in 2002, and $2.2 million in 2001. Future minimum lease payments under non-cancelable leases for the five years ending December 31, 2004 through 2008 and thereafter are as follows: $4,275,000, $2,796,000, $1,879,000, $1,359,000, $641,000 and $12,423,000, respectively. Future minimum lease payments receivable under non-cancelable sub-leases for the five years ending December 31, 2004 through 2008 are as follows: $581,000, $576,000, $535,000, $472,000, and $39,000, respectively.

From time to time, the Company is involved in litigation arising out of operations in the normal course of business. In management's opinion, the Company is not involved in any litigation, the outcome of which would have a material effect on the financial position, results of operations or liquidity of the Company.

(14) Related Party Transactions

The Company provides field management and other services to an independent oil and gas exploration and production company, of which a member of the Company's Board of Directors is Chief Executive Officer. The Company billed this customer approximately $4 million in each of 2003, 2002 and 2001 on terms that the Company believes are customary in the industry. The Company expects to continue providing services to this customer.

The Company leased a plane acquired in November 2001 for business travel from a company in which the President and Chief Executive Officer then owned a 50% interest. The lease provided that the Company would make monthly lease payments of $14,250 and pay all of the plane's operating and maintenance costs. The Company expensed $16,625 for the use of the plane during the 2001 fiscal year, and $15,600 in operating and maintenance costs. Effective December 31, 2001, the Company bought the Chief Executive Officer's interest in the company that owns the plane for $900,000, the same price that he paid for his interest in November 2001.

(15) Segment Information

Business Segments

The Company's reportable segments are as follows: well intervention, marine, rental tools, and other oilfield services. Each segment offers products and services within the oilfield services industry. The well intervention segment provides plug and abandonment services, coiled tubing services, well pumping and stimulation services, data acquisition services, gas lift services, electric wireline services, hydraulic drilling and workover services, well control services and mechanical wireline services that perform a variety of ongoing maintenance and repairs to producing wells, as well as modifications to enhance the production capacity and life span of the well. The well intervention segment also includes sales of oil and gas. The marine segment operates liftboats for oil and gas production facility maintenance, construction operations and platform removals, as well as production service activities. The rental tools segment rents and sells specialized equipment for use with onshore and offshore oil and gas well drilling, completion, production and workover activities. The other oilfield services segment provides contract operations and maintenance services, interconnect piping services, sandblasting and painting maintenance services, transportation and logistics services, offshore oil and gas cleaning services, oilfield waste treatment services, dockside cleaning of items, including supply boats, cutting boxes, and process equipment, and manufactures and sells drilling instrumentation and oil spill containment equipment. All the segments operate primarily in the Gulf of Mexico.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Notes to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating profits or losses. Segment revenues reflect direct sales of products and services for that segment, and each segment records direct expenses related to its employees and its operations. Identifiable assets are primarily those assets directly used in the operations of each segment.

Summarized financial information concerning the Company's segments as of December 31, 2003, 2002 and 2001 and for the years then ended is shown in the following tables (in thousands):

2003	Well Intervention	Marine	Rental Tools	Other Oilfield Services	Unallocated Amount	Consolidated Total
Identifiable assets	$ 265,337	$ 181,752	$ 314,122	$ 64,421	$ 7,231	$ 832,863
Capital expenditures	15,248	2,043	30,192	2,692	-	50,175
Revenues	$ 188,012	$ 70,370	$ 141,362	$ 100,881	$ -	$ 500,625
Costs of services	111,661	50,314	46,119	81,513	-	289,607
Depreciation and amortization	12,362	6,665	25,696	4,130	-	48,853
General and administrative	39,600	7,122	33,457	14,643	-	94,822
Operating income	24,389	6,269	36,090	595	-	67,343
Interest expense	-	-	-	-	(22,477)	(22,477)
Interest income	-	-	-	-	209	209
Other income	-	2,762	-	-	-	2,762
Equity in earnings of affiliates	-	-	985	-	-	985
Income (loss) before income taxes	$ 24,389	$ 9,031	$ 37,075	$ 595	$ (22,268)	$ 48,822

2002	Well Intervention	Marine	Rental Tools	Other Oilfield Services	Unallocated Amount	Consolidated Total
Identifiable assets	$ 199,084	$ 195,832	$ 261,341	$ 63,491	$ 7,872	$ 727,620
Capital expenditures	18,058	38,833	41,931	5,630	-	104,452
Revenues	$ 148,670	$ 67,884	$ 124,085	$ 102,508	$ -	$ 443,147
Costs of services	93,474	44,648	38,375	81,837	-	258,334
Depreciation and amortization	10,625	6,764	19,822	4,384	-	41,595
General and administrative	34,520	7,463	29,846	14,368	-	86,197
Operating income	10,051	9,009	36,042	1,919	-	57,021
Interest expense	-	-	-	-	(21,884)	(21,884)
Interest income	-	-	-	-	530	530
Equity in loss of affiliates	-	-	(80)	-	-	(80)
Income (loss) before income taxes	$ 10,051	$ 9,009	$ 35,962	$ 1,919	$ (21,354)	$ 35,587

2001	Well Intervention	Marine	Rental Tools	Other Oilfield Services	Unallocated Amount	Consolidated Total
Identifiable assets	$ 200,512	$ 165,057	$ 233,733	$ 58,775	$ 7,443	$ 665,520
Capital expenditures	22,300	22,091	36,274	3,198	-	83,863
Revenues	$ 171,223	$ 71,406	$ 121,742	$ 84,671	$ -	$ 449,042
Costs of services	95,549	34,473	40,929	66,404	-	237,355
Depreciation and amortization	9,449	4,729	16,382	2,886	-	33,446
General and administrative	29,521	6,134	26,883	10,750	-	73,288
Operating income	36,704	26,070	37,548	4,631	-	104,953
Interest expense	-	-	-	-	(20,087)	(20,087)
Interest income	-	-	-	-	1,892	1,892
Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 36,704	$ 26,070	$ 37,548	$ 4,631	$ (18,195)	$ 86,758

Geographic Segments

The Company attributes revenue to various countries based on the location of the where services are performed or the destination of the sale of products. Long-lived assets consist primarily of property, plant, and equipment and are attributed to various countries based on the physical location of the asset at a given fiscal year-end. The Company's information by geographic area is as follows (amounts in thousands):

	Revenues			Long-Lived Assets	
	Years Ended December 31,			December 31,	
	2003	2002	2001	2003	2002
United States	$ 443,936	$ 404,295	$ 425,443	$ 400,600	$ 407,798
Other Countries	56,689	38,852	23,599	26,760	10,249
Total	$ 500,625	$ 443,147	$ 449,042	$ 427,360	$ 418,047

(16) Interim Financial Information (Unaudited)

The following is a summary of consolidated interim financial information for the years ended December 31, 2003 and 2002 (amounts in thousands, except per share data):

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2003				
Revenues	$ 123,195	$ 128,857	$ 128,316	$ 120,257
Gross profit	53,038	54,566	52,867	50,547
Net income	7,507	8,328	8,826	5,853
Earnings per share:				
Basic	$ 0.10	$ 0.11	$ 0.12	$ 0.08
Diluted	0.10	0.11	0.12	0.08

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2002				
Revenues	$ 104,826	$ 112,730	$ 107,213	$ 118,378
Gross profit	45,588	50,590	40,077	48,558
Net income	5,825	8,505	1,946	5,610
Earnings per share:				
Basic	$ 0.08	$ 0.12	$ 0.03	$ 0.08
Diluted	0.08	0.11	0.03	0.08

(17) Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin Number 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the Financial Accounting Standards Board issued modifications to FIN 46 (FIN 46R), resulting in multiple effective dates based on the nature as well as the creation date of a Variable Interest Entity. The Company does not expect the adoption of FIN 46 or FIN 46R to have a significant effect on its financial position or results of operations.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 (FAS No. 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." FAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Statement of Financial Accounting Standards No. 133 (FAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." FAS No. 149 is effective for contracts entered into or modified after September 30, 2003. The adoption of FAS No. 149 did not have a significant effect on the Company's financial position or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 (FAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of FAS No. 150 did not have a significant effect on the Company's financial position or results of operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

As of the end of the period covered by this annual report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-15(e) of the Securities Exchange Act of 1934. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that, as of December 31, 2003, our disclosure controls and procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. There has been no change in our internal controls over financial reporting during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, such as this annual report, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this item will be included in an amendment to this Form 10-K or incorporated by reference from the registrant's definitive proxy statement to be filed pursuant to Regulation 14A and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) Financial Statements

The following financial statements are Included in Part II of this Report:

Independent Auditors' Report
Consolidated Balance Sheets – December 31, 2003 and 2002
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying accounts for the years ended December 31, 2003, 2002 and 2001

(3) Exhibits

The exhibits filed as part of this Form 10-K are listed on the Index to Exhibits immediately preceding such exhibits, which index is incorporated herein by reference.

(b) Reports on Form 8-K

On November 4, 2003, the Company filed a current report on Form 8-K reporting, under Item 5, the results for the third quarter ended September 30, 2003.

On December 18, 2003, the Company filed a current report on Form 8-K reporting, under Item 5, that its subsidiary SPN Resources, LLC acquired oil and gas properties.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

By: /s/ Terence E. Hall
Terence E. Hall
Chairman of the Board,
Chief Executive Officer and
President

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Terence E. Hall **Terence E. Hall**	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	March 12, 2004
/s/ Robert S. Taylor **Robert S. Taylor**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2004
/s/ Richard A. Bachmann **Richard A. Bachmann**	Director	March 12, 2004
/s/ Enoch L. Dawkins **Enoch L. Dawkins**	Director	March 12, 2004
/s/ Joseph R. Edwards **Joseph R. Edwards**	Director	March 12, 2004
/s/ Ben A. Guill **Ben A. Guill**	Director	March 12, 2004
/s/ Richard A. Pattarozzi **Richard A. Pattarozzi**	Director	March 12, 2004
/s/ Justin L. Sullivan **Justin L. Sullivan**	Director	March 12, 2004

SUPERIOR ENERGY SERVICES, INC. AND SUBSIDIARIES
Schedule II Valuation and Qualifying Accounts
Years Ended December 31, 2003, 2002 and 2001
(in thousands)

Description	Balance at the beginning of the year	Additions: Charged to costs and expenses	Additions: Balances from acquisitions	Deductions	Balance at the end of the year
Year ended December 31, 2003:					
Allowance for doubtful accounts	$ 4,617	$ 2,359	$ -	$ 696	$ 6,280
Year ended December 31, 2002:					
Allowance for doubtful accounts	$ 4,057	$ 2,073	$ 133	$ 1,646	$ 4,617
Year ended December 31, 2001:					
Allowance for doubtful accounts	$ 2,292	$ 2,854	$ 3	$ 1,092	$ 4,057

INDEX TO EXHIBITS

Exhibit No.	Description	Seq. No.
3.1	Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996).	
3.2	Certificate of Amendment to the Company's Certificate of Incorporation (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
3.3	Amended and Restated Bylaws (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.1	Specimen Stock Certificate (incorporated herein by reference to Amendment No. 1 to the Company's Form S-4 on Form SB-2 (Registration Statement No. 33-94454)).	
4.2	Registration Rights Agreement dated as of July 15, 1999 by and among the Company, First Reserve Fund VII, Limited Partnership and First Reserve Fund VIII, Limited Partnership (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.3	Stockholders' Agreement dated as of July 15, 1999 by and among the Company, First Reserve Fund VII, Limited Partnership and First Reserve Fund VIII, Limited Partnership (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).	
4.4	Indenture dated May 2, 2001, by and among SESI, L.L.C., the Company, the Subsidiary Guarantors named therein and the Bank of New York as trustee (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001), as amended by First Supplemental Indenture, dated as of July 9, 2001, by and among SESI, L.L.C., Wild Well Control, Inc., Blowout Tools, Inc. and the Bank of New York, as trustee (incorporated herein by reference to the Company's Registration Statement on Form S-4 (Registration No. 333-64946)) as amended by Second Supplemental Indenture, dated as of September 1, 2001 by and among SESI, L.L.C., Workstrings, L.L.C., Technical Limit Drillstrings, Inc. and the Bank of New York, as trustee (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).	
10.1	Superior Energy Services, Inc. 1995 Stock Incentive Plan (incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement dated June 25, 1997).	
10.2	Superior Energy Services, Inc. 1999 Stock Incentive Plan as amended (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).	

Exhibit No.	Description	Seq. No.
10.3	Amended and Restated Credit Agreement dated as of August 13, 2003 among SESI, L.L.C., as borrower, Superior Energy Services, Inc., as parent, Bank One, NA as agent, Wells Fargo Bank Texas, N.A. as syndication agent, Whitney National Bank as documentation agent, and the lenders party thereto (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).	
10.4	Employment Agreement between the Company and Terence Hall (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).	
10.5	Amended and Restated Employment and Non-Competition Agreement between the Company and Robert Taylor dated July 15, 2001 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).	
10.6	Amended and Restated Employment and Non-Competition Agreement between the Company and Kenneth Blanchard dated July 15, 2001 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).	
10.7	Purchase Agreement, dated December 31, 2001 between SESI, L.L.C. and Terence E. Hall (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).	
10.8	Superior Energy Services, Inc. Directors' Stock Plan dated April 30, 2000 (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).	
10.9*	Amended and Restated Superior Energy Services, Inc. 2002 Stock Incentive Plan.	
10.10	First Amendment to Stockholders' Agreement dated March 31, 2003 by and among Superior Energy Services, Inc., First Reserve Fund VII, Limited Partnership, and First Reserve Fund VIII, Limited Partnership (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).	
14.1	Code of business ethics and conduct	
21.1*	Subsidiaries of the Company.	
23.1*	Consent of KPMG LLP.	
31.1*	Officer's certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2*	Officer's certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1*	Officer's certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

Exhibit No.	Description	Seq. No.
32.2*	Officer's certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

*Filed herein

Corporate Information

Executive Officers

Terence E. Hall
Chairman, President and
Chief Executive Officer

Kenneth L. Blanchard
Chief Operating Officer

Robert S. Taylor
Chief Financial Officer

Directors

Terence E. Hall
Chairman, President and
Chief Executive Officer,
Superior Energy Services, Inc.

Enoch L. Dawkins
Former President, Murphy Exploration
and Production Company

Ben A. Guill
President, First Reserve Corporation

Richard A. Pattarozzi
Former Vice President,
Shell Oil Company

Richard A. Bachmann
Chairman, President and
Chief Executive Officer,
Energy Partners, Ltd.

Justin L. Sullivan
Director

Joseph R. Edwards
Vice President, First Reserve Corporation

Shareholder Information

Superior Energy Services, Inc.
1105 Peters Road
Harvey, LA 70058
Phone: 504-362-4321
Fax: 504-362-4966
www.superiorenergy.com
greg.rosenstein@superiorenergy.com

Exchange
New York Stock Exchange

Ticker Symbol
SPN

Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Phone: 718-921-8200
Fax: 718-236-2641

Corporate Counsel
Jones, Walker, Waechter, Poitevent,
Carrere & Denegre, L.L.P.
New Orleans, LA

Independent Accountants
KPMG LLP
New Orleans, LA

Form 10-K
This Annual Report contains Superior Energy Services, Inc.'s 2003 printed Form 10-K as electronically filed with the Securities and Exchange Commission, except for exhibits. Stockholder inquiries should be addressed to Greg Rosenstein, Vice President of Investor Relations and Corporate Secretary.

Design: CROXSON Design, www.croxsondesign.com

Superior Energy Services, Inc. 1105 Peters Road Harvey, Louisiana 70058 504-362-4321 www.superiorenergy.com

SUPERIOR
ENERGY SERVICES, INC.